File No. 70-10282

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ______________________________________

                               Amendment No. 2 to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________

  E.ON AG, on its behalf and for the        E.ON US Investments Corp.
  benefit of the direct and indirect        LG&E Energy LLC
  nonutility subsidiaries of E.ON AG        Louisville Gas and Electric Company
  listed on Exhibit A hereto                Kentucky Utilities Company
  E.ON-US Holding GmbH                      220 West Main Street
  E.ON-Platz 1                              Louisville, Kentucky  40202
  40479 Dusseldorf
  Germay

                     (Name of company filing this statement
                   and address of principal executive office)
                    ________________________________________

                                     E.ON AG

                    (Name of top registered holding company)
                    ________________________________________

                               Karl-Heinz Feldmann
                     General Counsel, Senior Vice President
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610

                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communication in connection with
                                 this matter to:

                              Markian M. W. Melnyk
                      LeBoeuf, Lamb, Greene & MacRae L.L.P.
                              1875 Connecticut Ave.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8212
                            Facsimile: (202) 986-8102








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

                                TABLE OF CONTENTS

Item 1. Description of the Proposed Transaction................................1

      A.   Introduction........................................................1

      B.   The Company.........................................................1

      C.   E.ON Subsidiaries...................................................3

           1.    Generally.....................................................3

           2.    LG&E Energy and the U.S. Midwest Market Unit..................3

           3.    Foreign Utility Companies.....................................5

                 (a)      E.ON Energie and the Central Europe Market Unit......5
                 (b)      E.ON Ruhrgas and the Pan-European Gas Market Unit....5
                 (c)      E.ON UK and the U.K. Market Unit.....................6
                 (d)      E.ON Nordic and the Nordic Market Unit...............6
           4.    TBD Subsidiaries..............................................7

      D.   Request for Financing Authorization.................................8

           1.    Current Financing.............................................8

           2.    General Terms Applicable to the Proposed New Financing
                 Authorization.................................................8

                 (a)      Effective Cost of Money..............................8
                 (b)      Maturity.............................................8
                 (c)      Issuance Expenses....................................9
                 (d)      Common Equity Ratio..................................9
                 (e)      Investment Grade Ratings.............................9
                 (f)      Authorization Period................................10
           3.    Use of Proceeds..............................................10

      E.   Proposed Financing Program.........................................10

           1.    Summary of Authorization Requested...........................10

           2.    E.ON External Financing......................................11

                 (a)      Common Stock........................................13
                 (b)      Preferred Stock, Preferred Securities and
                          Equity-linked Securities............................14



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

                 (c)      Long-term Debt......................................15
                 (d)      Short-term Debt.....................................15
                 (e)      Hedging Instruments and Anticipatory Hedges.........15
                 (f)      Guarantees..........................................18
                 (g)      Profit and Loss Transfer Agreements.................20
           3.    Subsidiary Financing.........................................22

                 (a)      TBD Subsidiaries and Retained Nonutility
                          Subsidiaries........................................22
                 (b)      Intermediate Companies..............................26
           4.    LG&E Energy Group Companies..................................28

                 (a)      LG&E Energy.........................................28
                 (b)      Utility Subsidiaries of LG&E Energy.................29
                 (c)      Subsidiaries of LG&E Energy.........................32
           5.    Continuation of Money Pool...................................34

           6.    Acquisition, Redemption or Retirement of Securities..........35

           7.    Financing Entities...........................................36

           8.    Changes in Capital Stock of Subsidiaries.....................37

           9.    Payment of Dividends Out of Capital or Unearned Surplus......39

           10.   Nonutility Reorganizations...................................39

      F.   EWG and FUCO Subsidiaries..........................................42

           1.    Reinvestment of Proceeds from the Divestiture of Nonutility
                 Businesses...................................................44

           2.    Compliance with Rule 53......................................45

                 (a)      The Proposed Investments Will Not Have a
                          Substantial Adverse Impact Upon the
                          Financial Integrity of the E.ON System..............46
                 (b)      The Proposed Transactions Will Not have an
                          Adverse Impact on Any U.S. Utility
                          Subsidiary, Any Customers of a U.S. Utility
                          Subsidiary, or on the Ability of the State
                          Public Utility Commissions to Protect Such
                          Customers...........................................50
      G.   Energy Related Subsidiaries........................................52

      H.   Reporting Requirements.............................................53


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

Item 2. Fees, Commissions and Expenses........................................55

Item 3. Applicable Statutory Provisions.......................................56

Item 4. Regulatory Approvals..................................................56

Item 5. Procedure.............................................................56

Item 6. Exhibits and Financial Statements.....................................57

Item 7. Information as to Environmental Effects...............................57

          On February 3, 2005, E.ON AG filed this Application on Form U-1 under File No. 70-10282. On May 10, 2005, Amendment No. 1 to the Application was filed. This Amendment No. 2 restates the Application in its entirety, except for exhibits previously filed.

Item 1. Description of the Proposed Transaction

     A.   Introduction

          This Application-Declaration ("Application") seeks authorization under the Public Utility Holding Company Act of 1935 ("Act" or "1935 Act") relating to the financing of E.ON AG ("E.ON") and its associated companies (the "E.ON Group"). On June 14, 2002, the Securities and Exchange Commission ("Commission") issued an order authorizing E.ON and certain other applicants to undertake specific financing transactions through May 31, 2005. See E.ON AG et al., Holding Co. Act Release No. 27539 (June 14, 2002) ("2002 Order"). The proposed new financing authorizations for the E.ON Group, to take effect immediately upon the issuance of an order granting this Application, are described below.

     B.   The Company

          E.ON is a registered holding company under the 1935 Act, headquartered in Dusseldorf, Germany, and with the preponderance of its operations in Europe. For the year ended December 31, 2004, E.ON reported consolidated revenues of EUR 49,103 million (USD 66,476 million)/1 calculated in accordance with US GAAP. As of December 31, 2004, E.ON had total consolidated assets of EUR 114,062 million (USD 154,417 million). At December 31, 2004 E.ON and its subsidiaries employed 69,710 employees.

          As of December 31, 2004, E.ON had approximately 478,000 shareholders worldwide. E.ON's shares, all of which are ordinary shares, are listed on all seven German stock exchanges. They are also actively traded over the counter in London. E.ON's American Depositary Shares ("ADSs"), each of which represents one-third of an ordinary share, are listed on the New York Stock Exchange.

          E.ON's consolidated capitalization at December 31, 2004 was as follows:


_____________________
/1 Unless otherwise noted, amounts expressed in United States dollars ("USD") are unaudited and have been translated for the convenience of the reader at an exchange rate of USD 1.3538 = EUR 1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2004.

               As of December 31, 2004             USD          Percentage of
                                               (millions)          Total (%)
Short-Term Debt                                     9,528               12

Long-Term Debt (including current
maturities)                                        17,955               23

Minority Interest                                   5,611                7

Common Equity*                                     45,434               58

    Total                                          78,528            100.0

* Common equity includes common stock (i.e., amounts received equal to the par or stated value of common stock), additional paid-in capital and retained earnings.

          E.ON follows a centralized financing policy. Most of the financing transactions of E.ON's market units have been centralized and netted at the level of E.ON or a financing subsidiary thereof to reduce the E.ON Group's overall debt and interest expense. As a general rule, external financings will be undertaken at the E.ON level (or via finance subsidiaries under its guarantee) and on-lent as needed within the E.ON Group. In certain limited circumstances, future external financings may also take place at the subsidiary level. E.ON's aim is to maximize its financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level. Generally, over time E.ON intends to refinance outstanding external subsidiary debt that is not consistent with the group financing policy as it comes due with intercompany loans. However, the financing of joint ventures or partly-owned companies is generally concluded externally.

          E.ON has committed itself to maintaining at least a strong single-A rating. E.ON's securities are rated as follows:

      Security              Standard & Poor's            Moody's Investors
                          Ratings Group ("S&P")         Service ("Moody's")

E.ON AG commercial paper     A-1+                        Prime-1
E.ON AG bonds                AA- (negative outlook)      Aa3 (stable outlook)



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

     C.   E.ON Subsidiaries/2

          1.   Generally

                  E.ON launched in 2003, the "on*top" project; a comprehensive strategic review. The principle elements of the project were an analysis of E.ON's competitive position, the redefinition of its corporate strategy and the design of a revised organizational structure to reflect E.ON's strategic goals. The primary result of the on*top process was E.ON's commitment to an integrated business model with a clear focus on power and gas. In order to help implement that model, the core energy business has been reorganized into five new market units, each of which is focused on a market in which management believes E.ON has a strong competitive position. These market units are:

          o    Central Europe, led by E.ON Energie AG ("E.ON Energie");

          o    Pan-European Gas, led by E.ON Ruhrgas AG ("E.ON Ruhrgas");

          o    U.K., led by E.ON UK plc ("E.ON UK");

          o    Nordic, led by E.ON Nordic AB ("E.ON Nordic"); and

          o    U.S. Midwest, led by LG&E Energy LLC ("LG&E Energy").

          The on*top project has resulted in the transfer of management of LG&E Energy and its utility subsidiaries from Powergen Ltd. ("Powergen") to E.ON. Accordingly, by order dated November 22, 2004, the Commission granted Powergen's application for an order authorizing the deregistration under the Act of Powergen, and its direct and indirect parent holding companies, E.ON UK Holding GmbH ("E.ON UK Holding") and E.ON UK Holding Company Ltd. Each of the business segments are described more fully below.

          2.   LG&E Energy and the U.S. Midwest Market Unit

          E.ON US Holding GmbH ("E.ON US Holding") is a direct subsidiary of E.ON and the parent company of E.ON US Investments Corp. ("E.ON US Investments"). E.ON US Holding and E.ON US Investments are referred to herein as the "Intermediate Companies." E.ON US Investments is the direct parent of LG&E Energy, the holding company for E.ON's United States utility subsidiaries. E.ON US Holding, E.ON US Investments and LG&E Energy are registered holding companies.

          LG&E Energy owns Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") (collectively, the "Utility Subsidiaries"). In addition to holding the Utility Subsidiaries, LG&E Energy is also engaged in nonutility

___________________
/2 This section describes E.ON's principal subsidiaries. Additional E.ON subsidiaries to which this Application applies are listed in Exhibit A hereto. 3


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

businesses, through wholly owned subsidiaries LG&E Capital Corp. ("LCC") and LG&E Energy Marketing Inc. ("LEM")./3 LCC operates one oil-fired and nine coal-fired electricity generation units in western Kentucky through its wholly owned subsidiary Western Kentucky Energy Corp. and affiliates. In addition, through its subsidiaries, LCC operates several other independent power projects in the United States. LCC also owns interests in three Argentine gas distribution companies and stakes in two power plants in the United States through another wholly owned subsidiary, LG&E Power Inc. LG&E Energy is in the process of disposing of its stakes in the power plants held by LG&E Power Inc.

          LG&E is an electricity and natural gas utility based in Louisville, Kentucky, which distributes electricity to approximately 390,000 customers and supplies natural gas to approximately 318,000 customers in Louisville and 17 surrounding counties. KU is an electric utility based in Lexington, Kentucky, which serves approximately 488,000 customers in 77 Kentucky counties, approximately 30,000 customers in five counties in Virginia, as well as 12 municipalities and fewer than 10 customers in Tennessee. The U.S. Midwest market unit sold 47.4 billion kWh of electricity and 14.7 billion kWh of gas in 2004. Revenues from the U.S. Midwest market unit were USD 2,590 million (EUR 1,913 million) for the same period; 3.9% of E.ON's consolidated revenues.

          The capital structure and credit ratings of LG&E and KU are provided in the tables below.

 As of December                 LG&E                           KU
   31, 2004                              Percentage of              Percentage
                     Book Value         Total        Book Value      of Total
                   (USD Thousands)       (%)       (USD Thousands)      (%)
Common Stock           952,746          48.78          968,946         54.75
Equity
Preferred Stock        70,425            3.61          39,727          2.24
Long-Term Debt         574,354          29.41          564,081         31.87
Short-Term Debt        355,670          18.21          196,950         11.13
    Total             1,953,195         100.0%        1,769,704       100.0%


__________________
/3 The subsidiary companies of LG&E Energy now owned or hereafter acquired or formed except the Utility Subsidiaries are referred to as the "Nonutility Subsidiaries."

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

              Security         S&P Ratings           Moody's Ratings

LG&E commercial paper              A-2                     P-1

LG&E first mortgage bonds           A-                      A1

LG&E preferred stock               BBB-                    Baa1

KU commercial paper                 A-2                    P-1

KU first mortgage bonds              A                      A1

KU preferred stock                 BBB-                    Baa1

          3.   Foreign Utility Companies

               (a)  E.ON Energie and the Central Europe Market Unit

          E.ON Energie, headquartered in Munich, Germany, is a direct wholly owned subsidiary of E.ON and a foreign utility company ("FUCO"). E.ON Energie's core business consists of the ownership and operation of power generation facilities, the transmission, distribution and sale of electric power, and the distribution and sale of gas and heat through its subsidiary companies. Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. As of December 31, 2004, its power generation facilities within Germany have a total installed capacity of approximately 33,800 MW, E.ON Energie's attributable share of which is approximately 25,600 MW (not including mothballed, shutdown and reduced power plants). Its international power generation facilities have a total installed capacity of approximately 2,000 MW, which is fully attributable to E.ON Energie. The Central Europe market unit sold 244,074 million kWh of electricity and 102.9 billion kWh of gas in 2004. Revenues from the Central Europe market unit were EUR 20,752 million for the same period; 42.3% of E.ON's consolidated revenues.

               (b)  E.ON Ruhrgas and the Pan-European Gas Market Unit

          E.ON Ruhrgas (formerly Ruhrgas AG), headquartered in Essen, Germany, is 5.5% directly held by E.ON and 94.5% held by E.ON's wholly owned direct subsidiary E.ON Ruhrgas Holding GmbH ("E.ON Ruhrgas Holding"; formerly Ruhrgas Holding GmbH). E.ON Ruhrgas Holding is a FUCO under the Act. E.ON Ruhrgas' principal business is the supply, transmission, storage and sale of natural gas through its subsidiary companies. E.ON Ruhrgas also engages indirectly in gas distribution, through a number of mostly minority holdings in gas utilities. E.ON Ruhrgas imports gas from Russia, Norway, the Netherlands, the UK and Denmark and also purchases gas from sources in Germany. E.ON Ruhrgas sells gas to regional and supraregional distributors, municipal utilities and industrial customers in Germany and increasingly also exports gas to


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

customers in other European countries. As of December 31, 2004, E.ON Ruhrgas owned gas pipelines totaling 6,456 km and co-owned gas pipelines totaling 1,550 km with other companies, in some of which E.ON Ruhrgas holds a stake through its subsidiary E.ON Ruhrgas International-Aktiengesellschaft. In addition, German project companies in which E.ON Ruhrgas holds an interest owned gas pipelines totaling 3,274 km. E.ON Ruhrgas sold 641.4 billion kWh of gas in 2004. Revenues from the pan-European gas market unit were EUR 14,426 million for the same period; 29.4% of E.ON's consolidated revenues.

               (c)  E.ON UK and the U.K. Market Unit

          E.ON's wholly owned direct subsidiary E.ON UK Holding GmbH, a FUCO under the Act, indirectly owns E.ON UK (formerly Powergen UK plc), an electric and gas utility headquartered in Coventry, United Kingdom. Through various subsidiaries, E.ON UK produces electricity at jointly and wholly owned power plants. As of December 31, 2004, E.ON UK and its subsidiaries owned or through joint ventures had an attributable interest in 9,265 MW of generating capacity. Electricity is transmitted to purchasers by means of the National Grid transmission network in the U.K. E.ON UK's operations also include electricity distribution, the transportation and distribution of gas, energy trading, CHP (combined heat and power plants) and renewable generation businesses.

          E.ON UK and its subsidiaries serve approximately 8.8 million customer accounts, including approximately 5.8 million electricity customer accounts, 2.8 million gas customer accounts, 0.1 million telephone customer accounts and 0.1 million industrial and commercial electricity and gas customer accounts. The companies in the U.K. market unit sold 82,074 million kWh of electricity and 175,894 million kWh of gas in 2004. Revenues from the U.K. market unit were EUR 8,490 million for the same period; 17.3% of E.ON's consolidated revenues.

               (d)  E.ON Nordic and the Nordic Market Unit

          E.ON's wholly owned direct subsidiary E.ON Nordic Holding GmbH ("E.ON Nordic Holding"), headquartered in Dusseldorf, and a FUCO under the Act, directly owns E.ON Nordic, headquartered in Malmo, Sweden. E.ON Nordic holds 55.2% of the shares in Sydkraft, the second largest Swedish utility. Statkraft SF, a Norwegian utility unrelated to E.ON, holds the remaining interest in Sydkraft. Sydkraft directly and indirectly owns interests in facilities for the production of hydroelectric power, nuclear power, wind power, and conventional power plants that use biofuels and fossil fuels. Sydkraft has a total installed generation capacity of 7,773 MW. Sydkraft sells electricity, natural gas, liquefied petroleum gas, heating, cooling, water and sewage, recycled energy and broadband communication services. Sydkraft has approximately 1,043,000 customers, consisting of approximately 1.0 million electricity distribution and retail customers, 18,000 district heating customers and 25,000 gas customers. Sydkraft also owns one-third of the shares in Baltic Cable AB, the owner of one of the longest direct current submarine cables in the world (250 km), which links the power transmission grid of E.ON Energie to Scandinavia. The remaining two-thirds interest in


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

Baltic Cable is held by Statkraft SF. E.ON Nordic also has a 65.6% interest in E.ON Finland Oyj, Espoo, a utility in Finland engaged in the generation, distribution, marketing, trading and sale of electricity and heat.

          The companies in the Nordic market unit sold 49,462 million kWh of electricity, 9,654 million kWh of gas, and 10.1 TWh of district heating in 2004. Revenues from the Nordic market unit were EUR 3,347 million for the same period; 6.8% of E.ON's consolidated revenues.

          4.   TBD Subsidiaries

          The TBD Subsidiaries are subsidiaries that E.ON is required to divest under the 2002 Order. Viterra AG ("Viterra"), E.ON's wholly owned real estate group is engaged in two businesses: residential real estate and real estate development. On May 17, 2005, E.ON announced an agreement to sell Viterra to Deutsche Annington GmbH. The transaction has a total value of approximately EUR 7 billion, comprising the purchase price for the equity of approximately EUR 4 billion and the net debt and provisions of Viterra of approximately EUR 3 billion. The transaction requires clearance from anti-trust authorities and is expected to be completed by July, 2005. E.ON currently holds a 42.9% interest in Degussa AG ("Degussa"), a specialty chemical company. In the 2002 Order, E.ON was required to divest Degussa, Viterra and five passive real estate investment vehicles managed by Viterra within five years./4

          The 2002 Order also required the divestiture of several other E.ON subsidiaries within three years. Since the issuance of the 2002 Order, E.ON has divested VEBA Oel AG, Viterra Energy Services, Inc., Stinnes AG, Schmalbach Lubeca AG and the other companies listed as to-be-divested within three years on Exhibit G-1 to the application in SEC File No. 70-9961, with the exception of AV Packaging and Hibernia Gamma Beteiligungsgesellschaft mbH./5 From January 1, 2002 to December 31, 2004, the aggregate proceeds received by E.ON from the divestiture of various businesses in connection with its transformation from a diversified company into an energy and utility company were approximately EUR
22.7 billion. E.ON intends to complete the divestiture of AV Packaging and Hibernia Gamma Beteiligungsgesellschaft mbH by July 1, 2005, the three year anniversary of E.ON's registration under the Act.


_______________________
/4 The five real estate investment vehicles are: ERKA
Vermogensverwaltungsgesellschaft mbH vorm. Reichs-Kredit-Gesellschaft, Projektgemeinschaft Humboldtpark Munchen II GbR, Hibernia Industriewerte GmbH & Co. KG, Humboldt-Verwaltungsgebaude Mulheim, Induboden GmbH & Co.
Grundstucksgesellschaft, and Induboden GmbH & Co. Industriewerte.

/5 LG&E Energy also has sold CRC-Evans Pipeline International in compliance with the Commission's order in Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000).


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

          D.   Request for Financing Authorization

               1.   Current Financing

          The current financing authorization under the 2002 Order applicable to the E.ON Group expires on May 31, 2005. This Application seeks new financing authorization for the E.ON Group from the date of the order granting this Application through May 31, 2008 ("Authorization Period"). For the sake of simplicity, the terms of the proposed financing authorization are stated below in their entirety.

               2. General Terms Applicable to the Proposed New Financing Authorization

          Authorization is requested herein to engage in financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and that are not exempt under the Act or the rules thereunder, without further Commission authorization. The "Financing Parameters" set forth below will be applicable where appropriate to the external financing transactions proposed herein.

                    (a)  Effective Cost of Money

          The effective cost of capital for long-term debt, short-term debt, preferred stock, preferred securities and equity-linked securities issued by E.ON, LG&E Energy and the Utility Subsidiaries will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) any such long-term debt securities exceed at the time of issuance 500 basis points over comparable term German or U.S. government-issued securities or other government benchmark for the currency concerned ("Treasury Securities"); or (ii) any such short-term debt securities exceed at the time of issuance 300 basis points over the London Interbank Offered Rated. The dividend and distribution rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed at the time of issuance 700 basis points over Treasury Securities. Applicants request that the Commission reserve jurisdiction over issuances of long-term debt, short-term debt, preferred stock, preferred securities and equity-linked securities by E.ON, LG&E Energy and the Utility Subsidiaries where the cost of capital is in excess of the limits stated above but is not more than competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality, until the record is complete with regard to such issuances.

                    (b)  Maturity

          The maturity of long-term debt will be between one and 50 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock. Preferred stock issued directly by E.ON may be perpetual in duration. Short-term debt will have an original maturity of less than one year.


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

                    (c)  Issuance Expenses

          The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

                    (d)  Common Equity Ratio

          E.ON and LG&E Energy, each on a consolidated basis, and LG&E and KU, individually, will maintain common stock equity/6 as a percentage of total capitalization/7 of at least 30%, as reflected in their most recent annual or semiannual report, in the case of E.ON, and, with respect to LG&E Energy, LG&E and KU, quarterly financial statements prepared in accordance with US GAAP; provided that E.ON in any event will be authorized to issue common stock to the extent authorized herein.

                    (e)  Investment Grade Ratings

          Except for securities issued in connection with money pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of E.ON that are rated, are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act")./8

___________________________
/6 Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.
/7 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities. The minimum common stock equity standard will be applied on a US GAAP basis.
/8 Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. If there is a split rating by the rating agencies, one investment grade credit rating will be sufficient to satisfy the investment grade credit commitment.


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

Applicants request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

                    (f)  Authorization Period

          No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (May 31, 2008); provided that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities which were issued during the Authorization Period, may be issued or delivered after May 31, 2008.

          3.   Use of Proceeds

          The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general corporate purposes, including (i) financing investments by and capital expenditures of the E.ON Group, (ii) the funding of future investments in companies that are exempt under the Act or the rules thereunder or permitted by Commission order, including exempt wholesale generators ("EWGs"), FUCOs, TBD Subsidiaries exempt telecommunications companies ("ETCs"), companies engaged or formed to engage in energy-related businesses as proposed herein, and companies exempt under Rule 58 under the Act ("Rule 58 Subsidiaries"), consistent with any limits discussed in this Application, (iii) the repayment, redemption, refunding or purchase by any E.ON Group company of any of its own securities, (iv) financing or refinancing capital requirements of the E.ON Group and (v) other lawful purposes. The Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32, 33, 34 and Rule 58.

     E.   Proposed Financing Program

          1.   Summary of Authorization Requested

     o Financings by E.ON, including but not limited to the issuance of common stock and ADSs, preferred stock, preferred securities, equity-linked securities, options, warrants, purchase contracts, units, short and long-term debt, subordinated debt, bank borrowings, securities with call or put options, convertible securities, currency and interest rate swaps and guarantees; o Financings, (a) by the Intermediate Companies, (b) by LG&E Energy and its subsidiaries, including LG&E and KU (the "LG&E Energy Group"), and (c) by certain nonutility subsidiaries;

     o The continuation of the existing money pools and intercompany financing arrangements;

     o    Continued authorization to invest in EWGs and FUCOs;

     o Continued authorization to pay dividends out of capital or unearned surplus;

     o Continued authorization to change the terms of any E.ON Group company's authorized capital stock, the issuance of additional shares, or alteration of the terms of any then existing authorized security;

     o Continued authorization to form financing entities and related transactions; and

     o Continued authorization to invest in energy-related companies doing business outside the U.S.

          2.   E.ON External Financing

          E.ON requests authorization to increase its capitalization through the issuance and sale of securities including, but not necessarily limited to, common stock, preferred stock, preferred securities, equity-linked securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long-term debt, subordinated debt, lease financing, bank borrowings, securities with call or put options, and securities convertible into any of these securities./9 The aggregate amount of new financing obtained by E.ON during the Authorization Period (exclusive of short-term debt and guarantees), through the issuance of securities, in each case valued at the time of issuance, shall not exceed USD 50 billion outstanding at any one time ("E.ON External Limit"),/10 provided that securities issued for purposes of refunding or replacing


_______________________
/9 Any convertible of equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that E.ON is otherwise authorized to issue directly or indirectly through a financing entity on behalf of E.ON. The Commission has previously authorized registered holding companies to issue and sell equity-linked securities. See Exelon Corp., Holding Co. Act Release No. 27830 (Apr. 1, 2004); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) and American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002). /10 Because the limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization other outstanding securities where E.ON's capitalization is not increased as a result thereof shall not be counted against this limitation./11 In addition, E.ON requests authority to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, including commercial paper and bank borrowings, in an aggregate principal amount at any time outstanding not to exceed USD 30 billion ("E.ON Short-term Limit"), provided that securities issued for purposes of refunding or replacing other outstanding short-term debt securities where E.ON's capitalization is not increased as a result thereof shall not be counted against this limitation. E.ON requests that the Commission reserve jurisdiction over the issuance of securities subject to (i) the E.ON External Limit in an amount in excess of USD 30 billion, and (ii) the E.ON Short-term Limit in an amount in excess of USD 12 billion, until such time as the record is supplemented with additional information.

          Although the financing and investment limits in the application are stated in U.S. dollars, a large portion of the securities issued and investments made under this authorization are expected to be denominated in Euros or other currencies the value of which will fluctuate against the dollar. To provide consistent financing and investment limits over the Authorization Period and with respect to the authorizations previously granted to E.ON under the 2002 Order, for purposes of measuring compliance with the limits, E.ON would value securities issued and investments made in currencies other than the dollar based on the applicable exchange rate between the dollar and the currency in which the security is denominated in effect on the date the 2002 Order was granted./12

          The 2002 Order placed an overall limit on E.ON's external financing of USD 75 billion. That limit applied to the aggregate of E.ON's issuances of equity, long and short-term debt securities and guarantees. To maintain consistent overall financing limits, E.ON proposes in this Application that issuances during the Authorization Period


_______________________________________________________________________________

Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the limit is reduced and additional financing capacity under the limit is made available.
/11 Any refunding or replacement of securities where capitalization is not increased as a result thereof will be through the issuance of securities of the type authorized in this Application. An increase in capitalization would be judged by a comparison of the book value shown in E.ON's U.S. GAAP financial statements of the replaced security and the new security. For example, if long-term debt with a book value of USD 600 million, and a market value of USD 675 million is replaced by a new issue of long-term debt with a book value of USD 675 million, only the incremental USD 75 million of additional book capitalization would be counted against the E.ON External Limit.
/12 Fixing the exchange rates between currencies at the date of the 2002 Order, for purposes of applying the financing and investment limits set forth in this Application, provides more certainty to E.ON and the Commission and makes financing and investment decisions neutral as to choice of currency, all other things remaining equal. If issuances under the Commission's order granting this Application denominated in Euros are converted into dollars at the time of issuance, however, an increasing Euro would use more of the authorized financing capacity and could, conceivably, cause an issuance to exceed the financing limits due to exchange rate movements alone - something largely out of E.ON's ability to control. Alternatively, a decreasing Euro would result in more effective borrowing capacity under the order because a given issuance in Euros would use up less of the dollar authorization granted in the order. The fixed exchange rate proposed in the application means that, for the duration of the Authorization Period, E.ON will have a fixed and determinable financing authorization. On June 14, 2002, the date of the 2002 Order, the USD/EUR exchange rate was: USD 1.00 = EUR 1.06.

subject to the E.ON External Limit, the E.ON Short-term Limit and the E.ON Guarantee Limit (defined infra at Item 1.E.2.(f)) would not, in the aggregate, exceed USD 75 billion.

          All securities issued by E.ON in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable Financing Parameters set forth in Item 1. D.2 above.

          E.ON contemplates that such securities would be issued and sold directly to one or more purchasers: (i) through public offerings; (ii) in private placements; (iii) in exchange for securities or assets being acquired from other companies; (iv) under its dividend reinvestment, stock-based management incentive and employee benefit and employee share purchase plans; or
(v) through subscription rights. If underwriters are used, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by E.ON) or directly by one or more underwriters acting alone, or may be sold directly by E.ON or through agents designated by E.ON from time to time. If dealers are utilized, E.ON will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, E.ON may grant the underwriters thereof a "green shoe" option permitting the purchase from E.ON at the same price additional shares then being offered solely for the purpose of covering over-allotments. In addition, sales may be made through private placements or other non-public offerings to one or more persons.

               (a)  Common Stock

          E.ON may issue and sell common stock, options, warrants or other stock purchase rights exercisable for common stock. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. E.ON also may issue common stock, options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized by the Commission or is exempt under the Act or the rules thereunder (e.g., Rule 58)./13

          E.ON also proposes to issue common stock and/or purchase shares of its common stock (either currently or under forward contracts) in the open market or through negotiated purchases for purposes of (i) reissuing such shares at a later date pursuant to stock-based plans which are maintained for stockholders, employees and directors or (ii) managing its capital structure. Negotiated purchases would be at prices and under conditions based upon, or otherwise determined by, competitive capital markets. E.ON also requests authorization to use its common stock and other equity instruments to fund employee benefit plans and in connection with dividend reinvestment plans currently in existence or that may be formed during the Authorization Period. E.ON currently maintains a stock-based compensation plan that issues stock appreciation rights ("SARs") which was authorized by the Commission in the 2002 Financing Order. The E.ON Group's stock-based compensation programs are described in E.ON's Annual Report on Form 20-F, included as Exhibit D hereto. E.ON would count against the E.ON External Limit the market value of stock issued pursuant to stock-based compensation programs at the time of issuance. The current SAR program, however, does not award E.ON common stock and, accordingly, the issuance of SARs would not count against the E.ON External Limit. E.ON common stock issued pursuant to an option would count against the E.ON External Limit at such time, if any, that the option is exercised.

          E.ON proposes to issue shares of its common stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under its stock-based plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Shares of common stock issued under these plans may either be newly issued shares, treasury shares or shares purchased in the open market, including ADSs, provided that only the net proceeds from sales of newly issued shares will be counted against the E.ON External Limit. E.ON may make open-market or negotiated purchases of common stock in accordance with the terms of, or in connection with, the operation of the plans, or as part of a program to repurchase its securities generally. Stock repurchases could include the acquisition of E.ON common stock from investors that may have an affiliate interest in E.ON, provided that such transactions reflect prices and other conditions based upon, or otherwise determined by, competitive capital markets.

               (b) Preferred Stock, Preferred Securities and Equity-linked Securities

          E.ON may issue preferred stock directly and/or issue, indirectly through one or more financing subsidiaries, other forms of preferred securities (including, without


___________________________
/13 E.ON will value the equity issued in such circumstances in accordance with the agreement negotiated between the purchaser and the seller. The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corporation, Holding Co. Act Release No. 27137 (Feb. 14, 2000).

limitation, trust preferred securities or monthly income preferred securities). Preferred stock and other forms of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by E.ON's board of directors, and may be convertible or exchangeable into shares of E.ON common stock or unsecured indebtedness. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. E.ON may also issue and sell equity-linked securities in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder or a combination of both) within a relatively short period (e.g., three to six years after issuance)./14 The dividend or distribution rates, interest rates, redemption and sinking fund provisions, conversion features, if any, and maturity dates with respect to the preferred stock or other types of preferred securities and equity-linked securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by E.ON's board, negotiation or competitive bidding.

               (c)  Long-term Debt

          Long-term debt would be unsecured and may be issued directly through a public or private placement or indirectly through one or more financing subsidiaries, in the form of notes, convertible notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the long-term debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding at the time of issuance./15

               (d)  Short-term Debt

          E.ON proposes to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, in the form of unsecured commercial paper, notes issued to banks and other institutional lenders, and other forms of unsecured short-term indebtedness, in an aggregate principal amount at any time outstanding not to exceed the E.ON Short-term Limit. Unused borrowing capacity under


___________________________
/14 Any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that E.ON is otherwise authorized to issue directly or indirectly through a financing entity on behalf of E.ON. The Commission has previously authorized registered holding companies to issue and sell equity-linked securities. See Exelon Corp., Holding Co. Act Release No. 27830 (Apr. 1, 2004); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) and American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002). /15 Any convertible debt issued by E.ON would be convertible only into common stock, preferred securities or unsecured debt securities that E.ON is otherwise authorized to issue directly or indirectly through a financing entity on behalf of E.ON.

a credit facility would not count towards the E.ON Short-term Limit. Short-term borrowings under credit lines will have original maturities of less than a year from the date of each borrowing.

          Commercial paper issued under any commercial paper facility would be sold, directly or indirectly through one or more financing subsidiaries, in established U.S. or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper would reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper would be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

               (e)  Hedging Instruments and Anticipatory Hedges

          During the normal course of operating its business and related financing activities, E.ON is exposed to currency and interest rate risks. E.ON uses derivative financial instruments to eliminate or limit these risks. Hedging Instruments (as defined below) held by E.ON are used for hedging and not for trading purposes. For hedging purposes, use is made of established and commonly used instruments with sufficient market liquidity.

          E.ON's treasury department, which is responsible for entering into derivative foreign exchange and interest rate contracts, acts as a service center for the E.ON Group and not as a profit center. E.ON monitors the scope of the underlying and hedging transactions through a computerized reporting and controlling system implemented throughout the E.ON Group. E.ON also maintains internal guidelines for the scope of permitted derivatives transactions, responsibilities and financial reporting procedures./16

          E.ON requests authorization to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). E.ON would employ Hedging Instruments as a means of prudently managing the risk associated with any of the outstanding debt issued by it or any of its associate companies under the authority requested in this Application or an applicable exemption by, for example, (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable


_____________________________
/16 The E.ON Group Finance Guidelines (May 2004) specify E.ON's policy with respect to financial planning, and the management of liquidity, credit, currency risks and interest rate risks, as well as the financial controlling, reporting and internal audit functions. The Guidelines define the requirements and the responsibilities of the major E.ON Group companies and of E.ON, as well as the ways in which they are to work together.

rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt, and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

          In addition, E.ON requests authorization to enter into Hedging Instruments with respect to anticipated debt or equity offerings/17 ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into on-exchange or off-exchange with Approved Counterparties, and like Hedging Instruments would be used to fix and/or limit the interest rate or currency exchange rate risk associated with any proposed new issuance. Anticipatory hedges may include: (i) a forward sale of U.S. or European Economic Area ("EEA") Treasury futures contracts, U.S. or EEA Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. or EEA Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. or EEA Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale of U.S. or EEA Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Hedging Instruments and Anticipatory Hedges would only be executed (i) on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions, (ii) through the opening of over-the-counter positions with one or more Approved Counterparties ("Off-Exchange Trades"), or with associated companies as described below, or (iii) through a combination of On-Exchange Trades and Off-Exchange Trades. E.ON will determine the optimal structure of each Hedging Instrument or Anticipatory Hedge transaction at the time of execution. Off-Exchange Trades would be entered into only with associate companies or with counterparties whose senior debt ratings are mainly investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

          All transactions in Hedging Instruments and Anticipatory Hedges would be matched to an underlying business purpose. E.ON and its subsidiaries would not enter into transactions in Hedging Instruments or Anticipatory Hedges for speculative purposes or to finance businesses that are not permitted, authorized or exempt under the Act or Commission order. E.ON will comply with applicable standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB")/18 or under International Financial Reporting Standards ("IFRS"), should E.ON chose to adopt International Accounting Standards ("IAS"). If


____________________________
/17 E.ON may enter into an anticipatory hedge with respect to the issuance of equity securities to protect against fluctuations in the cash proceeds expected from a future equity offering.
/18 See e.g., Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) and other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB").

IAS is followed, E.ON's financial statements filed with the Commission will contain a reconciliation of the difference between IAS and U.S. GAAP as is required by Form 20-F. The Applicants will also comply with any existing or future applicable financial disclosure requirements associated with hedging transactions.

          To the extent such securities are not exempt under Rule 52, E.ON's subsidiaries propose to enter into Hedging Instruments or Anticipatory Hedges with E.ON or another subsidiary to hedge interest rate or currency exposures on the same terms applicable to E.ON. Such transactions would be on market terms, provided that any such hedging transaction entered into by an LG&E Energy Group company will be on terms no less favorable to such company than such company could obtain in a similar transaction with an unaffiliated third party. No gain or loss on a Hedging Instrument or Anticipatory Hedge entered into by E.ON or its subsidiaries will be allocated to the Utility Subsidiaries, except that a gain or loss may be allocated to a Utility Subsidiary where such transaction is entered into by a Utility Subsidiary in connection with a Utility Subsidiary financing.19

          The need for intra-group hedging arises because E.ON prefers to use its centralized treasury department to perform hedging transactions with external parties, thereby ensuring that (i) the appropriate experts are involved; (ii) the documentation is standardized, and (iii) the most advantageous rates and terms, based on E.ON's strong credit, are obtained. This can allow the whole E.ON Group, including the LG&E Energy Group, to benefit from better rates and lower costs. Centralization of hedging activities permits the E.ON Group to offset interest rate and currency risk exposures internally, and to access the market to hedge only the E.ON Group's net risk, rather than going to external parties at the operating company level. This internal netting of risks reduces the costs of hedging for the E.ON Group.

          Transactions are therefore typically effected by E.ON's treasury department in Germany (by E.ON AG or E.ON Finance GmbH). However, for accounting purposes, the economic effects of the relevant swap or hedge are generally passed down to the E.ON Group entity with the underlying exposure (which is being hedged) in order for hedge accounting to be permitted. U.S. GAAP and IAS generally do not allow hedge accounting to be adopted unless the hedge is passed down to the company with the underlying risk. An intra-group swap or other hedging transaction is therefore put into place in order to transfer the economic effects of the external transaction to the company with the underlying risk. Without this internal transfer, the underlying economic risk might, for example, reduce pre-tax earnings in one company, while the hedging effects are recognized somewhere else in the balance sheet (e.g., in other comprehensive income) of the company entering into the hedge. Also, it may be desirable to have hedges be effective within a certain business unit to remove the exchange or interest rate risk to which such unit is subject from the performance results


________________________

/19 The proposed terms and conditions of the hedging transactions are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (Apr. 7,
1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23,
1999).

of that unit. In summary, this method allows E.ON and its subsidiaries to benefit from (1) professional execution of hedging and risk mitigation strategies, (2) effective hedge accounting throughout the E.ON Group, and (3) cost savings and better rates resulting from E.ON's strong credit and professional expertise.

               (f)  Guarantees

          E.ON requests authorization to provide guarantees with respect to debt securities or other contractual obligations of any subsidiary as may be appropriate in the ordinary course of such subsidiary's business, in an aggregate principal or nominal amount not to exceed USD 40 billion at any one time outstanding ("E.ON Guarantee Limit"), exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any EWGs and FUCOs or Rule 58 Subsidiaries shall remain subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable.

          E.ON requests authorization in the amount of the E.ON Guarantee Limit to provide the flexibility to respond to the E.ON Group's financing needs either with securities issued by E.ON directly, or with securities issued by E.ON's subsidiaries backed by E.ON's guarantee. In addition, E.ON has guaranteed the obligations of certain companies, in particular E.ON Finance GmbH, in connection with money pool transactions with E.ON Group companies in Germany in the amount of approximately EUR 11 billion (USD 14.9 billion)./20 As explained in Item 1.E.(g) below, E.ON also must treat any net exposure under its profit and loss transfer agreements as a guarantee that is counted against the E.ON Guarantee Limit. Lastly, E.ON has outstanding guarantees of its subsidiaries obligations or securities in an aggregate amount of EUR 200 million.

          Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, expense reimbursement agreements, and credit support with respect to the obligations of the Subsidiaries as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. Any guarantee that is outstanding at the end of the Authorization Period may remain in force until it expires or terminates in accordance with its terms.

          The debt of any financing subsidiary guaranteed by E.ON will comply with the Financing Parameters and will count against E.ON's financing limit. To avoid double counting, the amount of any guarantee with respect to securities issued by a financing subsidiary will not also be counted against the proposed limit on guarantees.

          Guarantees may, in some cases, be provided to support obligations of subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, E.ON will determine the exposure under such

______________________________________
/20 Under German law determined by a court case decided on November 24, 2003 by the highest German civil court ("Bundesgerichtshof"), a loan to an associate company (such as a money pool deposit) is not treated as an asset on the lender's balance sheet. The amount of the loan is treated as a distribution, first out of the lender's retained earnings (distributable reserves) and then out of capital, in the absence of retained earnings. A distribution out of capital is prohibited because it could cause a company to violate other statutory requirements under German corporate law pertaining to minimum capitalization. The effect of the law, therefore, is to limit the amount of loans to associate companies to no more than the lender's distributable reserves. This is not an ideal result from the perspective of cash management because available cash is not always related to distributable reserves. A company may have idle cash that should be invested with E.ON Finance in the form of a money pool deposit, for example, but inadequate distributable reserves to lend all of that cash to E.ON Finance. E.ON can avoid having loans to associate companies treated as capital distributions by guaranteeing the obligations of the borrowing associate company (E.ON Finance in the example above). The guarantee permits the loan to be recorded as an asset on the lender's balance sheet and is the only financial instrument mentioned by the Bundesgerichtshof being capable of avoiding the violation of statutory law. For this reason, E.ON has guaranteed the obligations of German group companies that administer cash management transactions. E.ON is not required to guarantee deposits made to the LG&E Energy Group utility and nonutility money pools. The court rule only affects corporations under German law (founded under German law and seated in Germany). Accordingly, E.ON would not issue guarantee with respect to the operation of the Utility Money Pool or the U.S. Nonutility Money Pool.

guarantee for purposes of measuring compliance with the proposed limitation on guarantees by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with Generally Accepted Accounting Principles ("GAAP"). Such estimation will be reevaluated periodically.

          E.ON requests authorization for the E.ON Group (other than the LG&E Energy Group) to charge each subsidiary (other than an LG&E Energy Group company) a fee for the period of time that a guaranty is outstanding, such fee to be based upon market rates, which take into account credit risk, where such may be necessary to operate its business efficiently under applicable regulations./21 Where such regulations are not applicable or with respect to any guarantee of the obligations of an LG&E Energy Group company, E.ON may charge the subsidiary a fee for each guarantee that is not greater than the cost, if any, of obtaining the liquidity necessary to perform such guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time that it remains outstanding. The amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

               (g)  Profit and Loss Transfer Agreements

          Although E.ON and its German subsidiary companies will file a consolidated German income tax return, they have not entered into a written agreement relating to either federal or state taxes as provided by Rule 45(c) under the Act. E.ON and its German subsidiaries do, however, allocate the taxes paid by the consolidated German group among the German group companies with income and compensate the German group companies with losses on a current basis. Applicants request that the Commission continue to authorize the profit and loss transfer agreements and the consolidated tax filing of E.ON and its German subsidiaries approved in the 2002 Order under Section 12(b) of the Act.

          E.ON has entered into profit and loss transfer agreements with certain subsidiaries organized in Germany under provisions of the German Stock Corporation Act. A profit and loss transfer agreement automates the transfer of profits as well as the balancing of losses from the subsidiaries to E.ON. /22 Such agreements are commonly done by German companies for tax optimization.

          A profit and loss transfer agreement is required to establish a consolidated tax group for German corporate income tax purposes and for trade tax purposes. The profit and loss transfer agreements permit income from one company to be offset by losses from another, thereby reducing the taxes of the group. Under a profit and loss transfer agreement, all the profits of the controlled subsidiary are generally transferred to


_____________________________

/21 See discussion of applicable German law in Item 1.E.3. below. Market rates for guarantee fees would be determined in a manner consistent with the determination of market interest rates discussed below.

/22 Profit and loss transfer agreements can only run between a parent company and its direct and indirect subsidiaries. Sister companies in a corporate group cannot enter into such agreements.

the parent by booking a debt in favor of the parent in the subsidiary's balance sheet as of the end of the business year and showing an expense in the profit and loss account (i.e., income statement). During the term of the agreement the controlled subsidiary may transfer amounts forming part of its net profits to general reserves (i.e., retained earnings) with the consent of the controlling shareholder only to the extent that this is economically reasonable from a business perspective. If profits are transferred to general reserves they are effectively retained by the controlled subsidiary and reinvested at that level.

          Losses shown in the controlled subsidiary's financial statements must be absorbed by the controlling corporation by crediting the losses as a receivable to the subsidiary at the end of the fiscal year to the extent the losses are not offset against retained earnings of the controlled subsidiary.

          The allocation of taxes among members of a German group that have profit and loss transfer agreements generally is analogous to the practice of allocating taxes among U.S. consolidated groups. In German groups, the tax paid by the parent is charged back to the income generating subsidiaries under a formula that treats the subsidiaries as if they were "stand alone" taxable entities. Loss subsidiaries would similarly receive payment for the value of the losses used to offset the income of the consolidated group. Thus, in practice, the use of profit and loss transfer agreements among E.ON and its German subsidiaries complies with Section 12(b) of the Act and the principles of Rule 45(c). A written tax allocation agreement is not needed in Germany and, therefore, is not in place between the German companies in the E.ON Group.

          In E.ON's U.S. GAAP consolidated balance sheet the transactions resulting from the profit and loss transfer agreements are eliminated, so the transactions have no effect on the U.S. GAAP books of E.ON on a consolidated basis. Profits transferred from the subsidiary are eliminated in the same way dividends would be. In effect, the profit and loss transfer agreements merely permit consolidation of group accounts for tax purposes, as opposed to accounting purposes.

          Although E.ON's potential exposure under the profit and loss transfer agreements is uncertain, the likelihood of a significant loss is small. E.ON, on a consolidated basis, has a history of profitability and its core non-U.S. regulated utility business is stable. The profit and loss transfers are conducted only at the end of each fiscal year. E.ON has a profit and loss transfer agreement with E.ON Energie, for example, and the latter company has retained earnings of EUR 8,865 million (USD 12,002 million) and total consolidated stockholders equity of EUR 13,895 million (USD 18,812 million) as of December 31, 2004. E.ON Energie's profits are offset, in part, by losses for example from E.ON Nordic Holding.

          In this manner, the combined E.ON Group pays lower taxes on a consolidated basis, improving its profitability and general financial soundness. The fact that E.ON's shareholders approved the profit and loss transfer agreements indicates that the benefits are clearly perceived to outweigh the potential risks. E.ON proposes to maintain and continue to enter into profit and loss transfer agreements with its subsidiaries as necessary in accordance with prudent tax and financial planning. E.ON would enter into profit and loss transfer agreements with subsidiaries organized in Germany only and not with the LG&E Energy Group companies.

          Because a profit and loss transfer agreement is in some respects like a financial guarantee from a parent to its subsidiary, E.ON will treat its net exposure under the profit and loss transfer agreements as a Guarantee subject to the E.ON Guarantee Limit. Since this exposure is not capable of exact quantification until year end when the accounting for the financial performance of each company subject to a profit and loss transfer agreement is complete, during the year E.ON will review its aggregate exposure under all such profit and loss transfer agreements for purposes of measuring compliance with the E.ON Guarantee Limit and, based on prior experience and interim information, will estimate projected potential payment amounts. Such amounts will count against the E.ON Guarantee Limit. When the year end results are available, E.ON will true-up the estimated exposure under the profit and loss transfer agreements with its actual experience and adjust the amount charged against the E.ON Guarantee Limit accordingly.

          The E.ON subsidiaries organized in Germany, other than E.ON's FUCO subsidiaries, also request authorization to enter into profit and loss transfer agreements on the same terms applicable to E.ON. The net exposure of an E.ON subsidiary under the profit and loss transfer agreements shall be treated as a guarantee, for which authorization is requested above.

          3.   Subsidiary Financing

               (a)  TBD Subsidiaries and Retained Nonutility Subsidiaries

          The TBD Subsidiaries and E.ON's nonutility subsidiaries that are not now or hereafter held within a FUCO group or the LG&E Energy Group (the "Retained Nonutility Subsidiaries") will continue to finance their own businesses in accordance with the exemption provided in Rule 52(b) under the Act or as provided below.

          The E.ON Group companies (other than the LG&E Energy Group companies) propose to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries through capital contributions, loans, guarantees, the purchase of equity or debt securities or other methods throughout the Authorization Period. The Retained Nonutility Subsidiaries also propose to finance their respective businesses and the acquisition of new businesses, as permitted under the Act or Commission order, through the issuance of equity, preferred stock and debt securities to third parties. In connection with the financing of the TBD Subsidiaries, investments would not exceed, in the aggregate, through July 1, 2007 (the end of the divestiture period described in Item 1. C.4 above), USD 500 million (the "TBD Investment Limit"). The 2002 Order authorized E.ON to make investments of up to USD 4 billion through May 31, 2005, pending the divestiture of the TBD Subsidiaries. To date, E.ON has made investments of approximately USD -0.5 billion pursuant to the 2002 Order. E.ON requests a continuation of its authorization to make investments in the TBD Subsidiaries during the Authorization Period, subject to the TBD Investment Limit. Authorization of the TBD Investment Limit will provide flexibility for investments that may be necessary in connection with Degussa's divestiture. Given E.ON's favorable record of completing the Commission ordered divestitures of its nonutility businesses, as demonstrated by the recent agreement to sell Viterra and the other sales described in Item 1.C.4, the requested investment authority is appropriate.

          In connection with the financing of the Retained Nonutility Subsidiaries, investments would not exceed USD 15 billion. The authorization requested to invest in Retained Nonutility Subsidiaries would not apply to the companies in the LG&E Energy Group.

          Applicants request such authorization to allow the E.ON Group (other than the LG&E Energy Group companies) to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries consistent with German law as authorized in the 2002 Financing Order. In transactions between German companies and their foreign subsidiaries, German tax law assumes market rate financing between companies in the same corporate group because market rate pricing assures that intercompany loans will not be used to transfer profits from one related entity to another (including, to transfer profits to entities based outside Germany in jurisdictions with lower tax rates)./23 Market rates also allow the lending entity to recover its true costs of liquidity, and the risks associated with credit quality and interest rate and currency variability. Sound corporate management is also encouraged by requiring each autonomous business unit within the E.ON Group to seek the best terms for its financing. The management of each subsidiary must maximize its profitability and controlling financing costs is one component of that task. If E.ON or another entity within the E.ON Group is required to lend at cost to an associate, the responsibility for controlling the cost of funds will be shifted from the borrower to the lender./24

          A cost-based funding rule rather than a market rate funding rule can lead to additional adverse effects. German corporate law requires all joint stock companies not connected by a control agreement to provide a dependency statement in their annual financial reports. The dependency statement almost always concludes that all transactions with affiliated companies have been conducted on an arm's length basis and not to the reporting company's disadvantage because a failure to follow arm's length terms could subject the company to a shareholder suit. If the interest rate charged by the lender is higher than the market rate, the margin above market could be considered a deemed distribution of capital or a deemed dividend from the borrowing subsidiary to the lender. A deemed distribution may have adverse tax consequences and a deemed distribution of capital may violate certain corporate law restrictions with regard to payments from capital. If the lender finances a subsidiary at cost which is below market rates, the subsidiary would accrue an advantage that the lender may not recover.

          The role of German corporate law in mandating market rate financing among affiliated companies merits discussion in additional detail. Section 57 of the Joint Stock Company Act addresses the prohibition on the repayment of capital. A German joint stock company may not repay to its shareholders any capital contributed by them. Consequently, any payments to shareholders must be made only from company profits as shown in the balance sheet.


___________________________

/23 Section 1 of the German Foreign Tax Law provides: "If the income of a taxpayer resulting from his transaction with the related party is reduced because the taxpayer has, in the transaction with the foreign related party, agreed on terms and conditions which deviate from those which unrelated third parties would have agreed to upon under the same or similar circumstances, then the taxpayer's income shall, notwithstanding other provisions, be so determined as if such income would have been earned under terms and conditions agreed upon between unrelated parties."

/24 See, e.g., Energy East Corp., Holding Co. Act Release No. 27228 (September 12, 2000); Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999) (a requirement that the lender charge only its effective cost of capital for nonutility loans when market rates are greater would result in a subsidy to the nonutility borrower).

          A prohibited repayment of capital can not only occur in explicit form but also in a concealed form, if a transaction between a company and its shareholder shows a disproportion or incongruity between consideration and performance. This is always the case if there are market prices or rates for the respective consideration and these are not taken into account in the relevant transaction. It is notable that German law in this regard addresses one of the very same holding company abuses underlying the adoption of the 1935 Act where, as stated in Section 1(b)(2) of the Act, "subsidiary public utility companies are subjected to excessive charges for services, construction work, equipment and materials, or enter into transactions in which evils result from an absence of arm's length bargaining . . ."

          The legal consequence under the Joint Stock Company Act of any such repayment of capital is that the respective transaction or contract is legally void, overpayments have to be reimbursed and the management board may be subject to damage claims./25

          Furthermore, German joint stock company law sets specific requirements for the conduct of business between group companies. Any disadvantageous influence of the parent company on its subsidiary is restricted to the extent that any consequential disadvantages caused by the parent have to be compensated./26 If not compensated, the parent and its legal representatives, i.e. the management board and the supervisory board, would be subject to damage claims./27

          In addition, the dependent subsidiary must prepare an annual dependency report in which it describes all transactions with the parent or any other group company of the parent, together with all measures and acts the dependent subsidiary has taken upon request of the parent./28 The dependency report must be examined by the supervisory board and additionally is part of the annual auditors report. Furthermore, each shareholder has the right to apply for a special auditors report if either the supervisory board or the auditor declares the necessity for further investigations or if there are other facts indicating unduly caused disadvantages by the parent./29 It is black letter law under the above-mentioned statutory requirements that disadvantageous behavior has to be compensated and reported in all cases where market rates or prices exist but are not followed in transactions between the parent and the dependent subsidiary.

          Applicants note that although the statutory requirements discussed herein apply to joint stock companies - be they publicly listed or not - they do not directly apply to limited liability companies. Nevertheless, there is extensive case law precedent and direction from the German High Court of Appeal that the same general rules applicable to joint stock companies also apply to limited liability company dependent subsidiaries


___________________________
/25 Section 93 III no. 2, Joint Stock Company Act.
/26 Section 311, Joint Stock Company Act.
/27 Section 317, Joint Stock Company Act.
/28 Section 312, Joint Stock Company Act.
/29 Sections 313-315 Joint Stock Company Act.

where the subsidiary is under the constant leadership of the parent to such an extent that there is a lack of adequate regard to the affairs of the subsidiary by the parent. In such cases, German corporate law has developed the concept of the "qualified factual group" to which in principle the same rules apply as mentioned above, including compensation of disadvantages and the necessity for a dependency report.

          For these reasons, E.ON requests authorization for the E.ON Group (other than the LG&E Energy Group) to continue to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries at market rates where this is necessary to allow E.ON to operate its businesses efficiently under German law or regulations. Where such law or regulations are not applicable, the E.ON Group (other than the LG&E Energy Group) would continue to finance the TBD Subsidiaries and Retained Nonutility Subsidiaries at the lending company's cost of borrowing. Where market rate financing is required, E.ON would continue to determine the appropriate market rate for loans to each TBD Subsidiary or Retained Nonutility Subsidiary or among such entities in much the same manner practiced by an independent bank. E.ON would review the nature of each subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. E.ON would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, E.ON will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate could be determined. This analysis is referred to as the "Market Rate Method." E.ON would provide its analysis supporting its market-based rate determination to the Commission upon request.

          In addition, as noted below, to the extent funds are borrowed by a company in the LG&E Energy Group from an associate company, the loan would continue to be made at E.ON's effective cost of capital or a lower rate, regardless of the cost of capital incurred by the lending company. Consequently, the E.ON Group companies that are financed according to the Market Rate Method would not pass increased costs on to the companies in the LG&E Energy Group.

          The requested authorization to lend funds to certain subsidiaries at market rates has been previously authorized by the Commission in the 2002 Financial Order. In addition, in Emera Inc., the Commission permitted Emera to lend funds to its Canadian subsidiaries at market rates where this was necessary to allow Emera to operate its businesses efficiently under Canadian tax regulations.30 The market rate loans made by Emera were required to be calculated in the same manner as the Market Rate Method proposed in this Application. In addition, Emera's public utility subsidiaries were insulated from any increased costs associated with the market rate financing of Emera's nonutility subsidiaries because all borrowings by the utilities would be at the lowest of (1) Emera's cost of capital, (2) the cost of capital of an associate FUCO if that company


____________________
/30 Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001).

was the lender, or (3) the utility's cost of capital incurred in a direct borrowing at that time from a nonassociated lender for a comparable term loan./31

          The Commission also has permitted the issuance of securities by partially-owned subsidiaries of registered holding companies at interest rates that would at least cover the effective cost of capital of the lender. Here again, reasonableness, efficiency and a lack of adverse effect on the protected interests under the Act made such relief appropriate./32 E.ON's proposal fully protects the LG&E Energy Group from being the recipients of any potential increased costs because the LG&E Energy Group companies will not receive a significant amount of services or goods from the TBD Subsidiaries or the Retained Nonutility Subsidiaries and will not borrow at rates that would exceed E.ON's cost of funds for loans with similar terms.

               (b)  Intermediate Companies

          E.ON holds its interest in LG&E Energy through the Intermediate Companies, E.ON US Holding and E.ON US Investments, which are registered holding companies under the Act. E.ON US Holding holds Fidelia Corp. ("Fidelia"), a financing subsidiary, and E.ON US Investments holds E.ON North America Inc. ("E.ON NA") and its subsidiaries, which also function as financing entities. To finance the LG&E Energy Group and/or the Intermediate Companies and their subsidiaries, Applicants request authorization for the Intermediate Companies and their subsidiaries to issue and sell securities to E.ON and associate companies, but not companies in the LG&E Energy Group. In addition, authorization is requested for E.ON NA and Fidelia (and any subsidiary thereof) to issue securities to third parties such as banks to finance the capital needs of the E.ON Group, including the LG&E Energy Group./33 Applicants also request authorization for the Intermediate Companies and their subsidiaries to acquire securities of other Intermediate Companies and their subsidiaries and the LG&E Energy Group companies. The Intermediate Companies and their subsidiaries also seek authorization to issue guarantees and other forms of credit support to or for the benefit of another Intermediate Company, its subsidiaries and the LG&E Energy Group companies. In no case would an Intermediate Company borrow, or receive any extension of credit or indemnity, from any LG&E Energy Group company or its subsidiaries, except that an Intermediate Company may borrow from its direct or indirect financing entity subsidiary that is not part of the LG&E Energy Group./34

          Each of the Intermediate Companies is intended to function as a financial conduit to facilitate E.ON's U.S. investments. For reasons of economic efficiency, the


_________________________
/31 See also, National Grid Group plc, Holding Co. Act Release No. 27445 (October 22, 2001) (including substantially similar terms to assure that the utility subsidiaries in the National Grid system would always obtain the lowest available cost of funds when borrowing from associate companies).
/32 Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).
/33 E.ON NA and Fidelia would function as indirect financing subsidiaries of E.ON in this capacity and any securities issued by E.ON NA and Fidelia to unaffiliated third parties would count against the appropriate E.ON financing limit.
/34 See Item 1.E.7, infra.

terms and conditions of any securities issued by the Intermediate Companies or their subsidiaries (but not the LG&E Energy Group) would be market-based determined under the Market Rate Method. The Intermediate Company financings proposed herein would be used to finance the capital requirements of the LG&E Energy Group, directly or through E.ON NA and Fidelia as appropriate. The Intermediate Company financings will not be used by the Intermediate Companies, E.ON NA, Fidelia or their subsidiaries to carry on business or investment activities within the Intermediate Companies.

          The Intermediate Companies would not issue securities to third parties./35 All borrowings by an Intermediate Company would be unsecured, but may be guaranteed by E.ON or another Intermediate Company. Debt offerings by the Intermediate Companies would have short and long-term maturities. Short-term debt would have a maturity of less than one year and long-term debt would have maturities from one to 50 years.

                  The proposed financing authority provides the flexibility needed to efficiently structure financings within the E.ON Group. From time-to-time, it may be advantageous for an Intermediate Company, E.ON NA or Fidelia to borrow funds from an indirect parent company or from a FUCO associate company./36 Such loans allow E.ON the flexibility to meet the short-term working capital requirements of E.ON's United States subsidiaries when funds can be raised at a lower cost by E.ON. When funds are needed on short notice, it is often easier from a financial/treasury management perspective to make loans directly to an indirect subsidiary of E.ON rather than through each Intermediate Company. The board meetings and approvals necessary to fund capital needs through the Intermediate Companies can be time consuming and prevent the rapid funding of short-term capital needs. Loans from associate companies also allow more efficient use of surplus cash, minimizing having cash on deposit within the group when other group companies have external borrowings. The requested flexibility allows E.ON to reduce the number and amount of unused committed bank facilities while maintaining liquidity to meet working capital requirements. When unused bank facilities are eliminated the fees associated with maintaining the facilities are saved.

          In addition, authority is requested for the Intermediate Companies, E.ON NA and Fidelia, and their respective subsidiaries, to guarantee the indebtedness or contractual obligations of, and to otherwise provide credit support to, their respective associated subsidiary companies. Guarantees provided by Intermediate Companies, E.ON NA and Fidelia in support of the external obligations of direct and indirect subsidiaries would not exceed USD 2 billion outstanding at any one time, in the aggregate, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).


______________________
/35 E.ON NA has bank credit line and letter of credit facilities in place that support the credit and funding requirements of E.ON Group companies, including the LG&E Energy Group.
/36 Such flexible financing authorization was provided by the Commission in National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).

          For reasons of economic efficiency, the terms and conditions of any financings between an Intermediate Company (or E.ON NA and Fidelia), and its direct or indirect parent, or between an Intermediate Company and a FUCO subsidiary or their associate company subsidiaries will be on market terms. Market rate financing assures that intercompany loans will not be used to transfer profits from one related entity to another. Market rates also allow the lending entity to recover its true costs of liquidity, and the risks associated with credit quality and interest rate and currency variability.

          4.   LG&E Energy Group Companies

               (a)  LG&E Energy

          Although LG&E Energy has not historically had external debt, it has guaranteed, or otherwise provided credit support for, substantial obligations of its subsidiaries. Pursuant to a support agreement between LG&E Energy and LCC, LG&E Energy has provided support for obligations of LCC, including support of certain debt and lease obligations of LCC in the approximate amount of USD 300 million outstanding as of December 31, 2004./37 LG&E Energy has guaranteed obligations of LG&E and KU in connection with a cross-border lease of certain turbines jointly owned by LG&E and KU. LG&E Energy has also guaranteed certain of its non-utility subsidiaries in connection with the lease and operation of power generation facilities owned by Big Rivers Electric Corporation, a power generation cooperative in western Kentucky, and by the City of Henderson, Kentucky. In addition, LG&E Energy has guaranteed certain obligations of LG&E Energy Marketing Inc. under a long-term power sale agreement. The potential liability of LG&E Energy under these contractual arrangements is not easily quantifiable. As a matter of prudent business practice, it is desirable for LG&E Energy to have the ability to incur short-term debt in the unlikely event that LG&E Energy is called upon to perform any of such obligations.

          Consequently, LG&E Energy requests authorization to obtain funds through the issuance of short-term debt securities to meet its funding requirements. In particular, LG&E Energy requests authorization to have outstanding at any time during the Authorization Period external unsecured short-term debt in an aggregate amount of up to USD 400 million.

          LG&E Energy's external short-term debt may include, without limitation, commercial paper sold in established commercial paper markets, lines of credit with banks or other financial institutions and other unsecured short-term debt securities. All transactions will be at rates or prices, and under conditions, negotiated pursuant to, based upon or otherwise determined by competitive market conditions, provided that any


__________________________
/37 The obligations of LCC supported by LG&E Energy under the support agreement include, as of December 31, 2004: (1) Obligations of LCC in respect of its medium-term notes outstanding, in an aggregate principal amount as of December 31, 2004 of USD 300 million; and (2) Obligations of LCC under a guarantee of certain obligations of LG&E Energy Services Inc. under a lease of fleet vehicles (no limit is stated).

external debt issued by LG&E Energy also will comply with the applicable Financing Parameters.

               (b)  Utility Subsidiaries of LG&E Energy

                    (i)  Financing

          The issue and sale of most securities by the Utility Subsidiaries will be exempt from the preapproval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most such securities must be approved by the public service commission in the state in which each Utility Subsidiary is incorporated and operating. All securities of LG&E and KU, except for securities with maturities of two years or less are subject to approval by the Kentucky Public Service Commission. In addition, all issuances of securities of KU, except for securities with maturities of one year or less are subject to approval by the Tennessee Regulatory Authority. Generally, all issuances of securities of KU, except for securities with maturities of less than one year are subject to approval by the Virginia State Corporation Commission ("VSCC"). Securities of KU with maturities of less than one year also must be approved by VSCC unless such notes, together with all other outstanding notes and drafts of a maturity of less than 12 months on which KU is primarily or secondarily liable, aggregate not more than 12% of KU's total capitalization.

          To the extent their financing is not exempt under Rule 52(a) or otherwise, LG&E and KU request authorization to issue debt securities having a maturity of two years or less in the aggregate principal amount at any one time outstanding of up to USD 400 million for each of LG&E and KU.

          Each of LG&E and KU may issue debt securities with a maturity of two years or less as each may deem appropriate in light of its needs and market conditions at the time of issuance, subject to the applicable Financing Parameters. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and other short-term debt securities. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive market conditions. All such debt securities would be secured solely by the accounts receivable of the issuer, or unsecured.

          The table below shows the capital structure of each of LG&E and KU as of December 31, 2004.

      Common Stock   Preferred     Long-Term       Short-Term         Total
         Equity        Stock          Debt*          Debt
        USD     %   USD     %    USD       %    USD       %       USD        %
       (000)       (000)        (000)          (000)             (000)

LG&E  952,746 48.8 70,425  3.6  574,354  29.4  355,670   18.2   1,953,195 100.0

KU    968,948 54.8 39,727  2.2  564,081  31.9  196,950   11.1   1,769,704 100.0

          * Includes current portion of long-term debt.

                    (ii) Secured Intercompany Loans

          Pursuant to the Commission's order in Holding Co. Act Release No. 27711 (Aug. 15, 2003), the Commission authorized through May 31, 2005 LG&E and KU to obtain secured intercompany loans from Fidelia, upon the terms set forth in Application-Declaration on Form U-1 filed in File No. 70-9985. Because that authorization will soon expire, Applicants request that such authorization be continued through the Authorization Period.

          The articles of incorporation of each of LG&E and KU contain a provision for the benefit of the holders of their preferred shares that limits the amount of unsecured indebtedness which may be outstanding at any time that such company has any preferred shares outstanding. The unsecured debt limit at LG&E is 20% of the sum of (a) secured debt plus (b) total of capital and surplus. The limit at KU is 25% of the same sum. In order to satisfy the requirements of the Articles of Incorporation of LG&E and KU, LG&E and KU must borrow on a secured basis.

          The secured intercompany loans provide a cost-efficient means for LG&E and KU to finance their capital needs, including payment of maturing indebtedness and financing of capital expenditures. Use of secured intercompany loans to fund the capital needs of LG&E and KU will allow LG&E and KU to use unsecured short-term debt, including loans through the money pool, to finance their respective working capital needs.

          Specifically, authorization is requested for Fidelia to provide intercompany loans to LG&E and KU on a secured basis, as described below. Each of LG&E and KU request authorization pursuant to Section 12(d) of the Act and Rule 43 thereunder to secure such intercompany loans with a subordinated lien on certain of the personal property of such company, including "utility assets" within the meaning of the Act. The collateral will consist of all of the borrower's now owned or hereafter acquired "equipment", as that term is defined in Kentucky's Uniform Commercial Code (KRS Chapter 355), excluding, however, any equipment that is not subject to the lien pursuant to such borrower's first mortgage bond indenture. The subordination provisions will provide that the E.ON Group companies cannot exercise any rights or remedies against the property of LG&E and KU unless all bonds under such company's first mortgage bond indenture have been paid in full. In other words, Fidelia, as associate company lender, would occupy a subordinate position to holders of LG&E and KU first mortgage bonds. The aggregate outstanding principal amount of intercompany loans made to LG&E and KU on a secured basis pursuant to this authorization will not exceed USD 275 million and USD 215 million, respectively./38 Further, each of LG&E and KU will commit that the aggregate principal amount of secured intercompany loans, together with


_______________________
/38 Currently, each of LG&E and KU have sufficient capacity under their respective first mortgage bond indenture to issue first mortgage bonds, or alternatively to incur secured intercompany loans, in the amount of the authorization requested herein.

the aggregate principal amount of bonds issued under their respective first mortgage bond indenture, will not exceed the limit on bonds set forth in such first mortgage bond indenture. The secured intercompany loans will be in compliance with the Best Rate Method (defined below). Thus, LG&E and KU will not pay more than each would pay in the capital markets for a similar loan had the borrower sought to finance its capital requirements with independent third parties.

          LG&E and KU undertake to review the redemption provisions of the preferred stock on a periodic basis to evaluate the economics, feasibility and appropriateness of effecting the redemption of the preferred stock. At such time that LG&E and KU have redeemed all series of preferred stock and are no longer subject to the limits set forth in their respective Articles of Incorporation on the amount of unsecured debt which may be outstanding, any intercompany loans made to LG&E and KU will be made on an unsecured basis.

                    (iii) Guarantees

          The Utility Subsidiaries seek authorization to guarantee or otherwise provide credit support for the obligations of their subsidiaries and other companies in which they have invested (but not EWGs, ETCs or FUCOs) to the extent not exempt under Rule 45 under the Act./39 Any guarantee of an obligation of an EWG, FUCO or ETC will be undertaken only if such investment is authorized under Sections 32, 33 or 34 of the Act, applicable rules, and/or Commission order. Such guarantees would not exceed USD 200 million in the case of LG&E and USD 200 million in the case of KU. Certain guarantees may be in support of obligations that are not capable of exact quantification. The Utility Subsidiaries will in these cases determine the exposure under a guarantee for purposes of measuring compliance with the above limits by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. The Utility Subsidiaries may charge each subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of the liquidity necessary to perform the guarantee. Guarantees issued by the Utility Subsidiaries would not be secured by any utility assets.

               (c)  Subsidiaries of LG&E Energy

          E.ON, E.ON NA and Fidelia (or a special purpose financing subsidiary thereof) propose to finance all or a portion of the capital needs of the LG&E Energy Group companies directly or through other E.ON Group companies, including the Intermediate Companies, at the lowest practical cost. Companies in the LG&E Energy


________________________
/39 As of the date hereof, LG&E owns 5.63% of Ohio Valley Electric Corp. ("OVEC"), a public utility company, and KU owns 2.5% of OVEC and 20% of Electric Energy Inc., an EWG. KU has power purchase and other agreements with EEI and LG&E and KU have power purchase agreements with OVEC, which agreements provide for payments based on the costs of the operation and maintenance of the facilities, including a proportionate share of debt service requirements. The obligations of KU and LG&E under their respective agreements may be construed as effectively providing credit support (within the meaning of the 1935 Act) to EEI and/or OVEC, as applicable, and their respective obligations.

Group propose to borrow funds from other E.ON Group companies that may have available surplus funds. Except as provided in Item 1.E.4.(b)(ii) above, such borrowings will be unsecured. In all cases, such borrowings will only occur if the interest rate on the loan would result in an equal or lower cost of borrowing than the LG&E Energy Group company could obtain in a loan from E.ON or in the capital markets on its own.

          Accordingly, all borrowings by an LG&E Energy Group company from an associate company would be at the lowest of: (i) E.ON's effective cost of capital; (ii) the lending associate's effective cost of capital (if lower than E.ON's effective cost of capital); and (iii) the borrowing LG&E Energy Group company's effective cost of capital determined by reference to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan that could be entered into at such time (the "Best Rate Method"). The Best Rate Method assures that an LG&E Energy Group company that elects to obtain debt financing from an associate company would not pay more for that financing than it would pay in the capital markets for a similar loan had the borrower sought to finance its capital requirements with independent third parties. Borrowings by LG&E Energy Group companies would comply, at a minimum, with the cost of money, maturity and issuance expense provisions of the Financing Parameters.

          E.ON will report to the Commission in its Rule 24 certificates filed hereunder the lender, principal amount, term and interest rate applicable to any loans between an E.ON Group company and an LG&E Energy Group company. Information regarding the benchmarking method used to establish the interest rate charged to the LG&E Energy Group company in connection with each such loan will be made available to the staff of the Commission upon request.

          Intercompany Loans Among Companies in the LG&E Energy Group. The activities of LG&E Energy and its Nonutility Subsidiaries are financed, in part, through intercompany loans. The sources of funds for the operations of LG&E Energy and the Nonutility Subsidiaries also include internally generated funds and the proceeds of external financings.

          Applicants request authorization for intercompany loans among LG&E Energy and its Nonutility Subsidiaries in a principal amount at any one time outstanding during the Authorization Period not to exceed USD 1.5 billion./40 The authorization for intrasystem financing requested in this paragraph excludes financing that is exempt pursuant to Rules 45(b) and 52, as applicable. LG&E Energy will not borrow funds from its subsidiary companies.

          The terms and conditions of intercompany loans available to any borrowing company will be materially no less favorable than the terms and conditions of loans available to such borrowing company from third-party lenders. All intercompany

_____________________
/40 To the extent such loans are used to fund investments in EWG and FUCO subsidiaries of LG&E Energy, such investments also would count against E.ON's Aggregate EWG/FUCO Financing Limitation.

loans will be payable on demand or have a maturity of less than 50 years from the date of issuance.

          Guarantees Among the LG&E Energy Group. Applicants request authorization for LG&E Energy and the LG&E Energy Group Nonutility Subsidiaries to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements and otherwise to provide credit support ("Guarantees") for the obligations from time to time of the LG&E Energy Group companies during the Authorization Period. Guarantees issued during the Authorization Period by LG&E Energy only would not exceed an aggregate principal amount of USD 1.5 billion and Guarantees issued during the Authorization Period by the LG&E Energy Group Nonutility Subsidiaries would not exceed an additional aggregate principal amount of USD 1.5 billion (separate from guarantees issued by LG&E Energy), in each case based on the amount at risk outstanding at any one time, exclusive of guarantees that may be exempt pursuant to Rule 45(b).

          The request for Guarantee authorization is separate from E.ON's External Financing Limit or E.ON's Guarantee Limit and is also separate from the guarantee authorization sought by the Utility Subsidiaries, discussed above. Any securities issued by the LG&E Energy Group companies which are guaranteed or otherwise covered by credit support arrangements, will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act.

          Any Guarantees or other credit support arrangements outstanding at the end of the Authorization Period may continue until expiration or termination in accordance with their terms. The amount of Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intra-system financing requested elsewhere herein. The guarantor will not charge a fee for any such Guarantee which would exceed the guarantor's cost of obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding. To the extent that the exposure under any Guarantee is not capable of exact quantification, the guarantor will estimate its exposure thereunder based on loss experience or projected potential payment amounts.

          5.   Continuation of Money Pool

          Applicants request authorization to continue to operate three money pools, as authorized in the 2002 Order and modified with respect to the E.ON Nonutility Money Pool in Holding Co. Act Release No. 27788 (Dec. 29, 2003). The Utility Money Pool includes only the Utility Subsidiaries, as borrowers from and lenders to the pool. E.ON, E.ON NA,/41 Fidelia and LG&E Energy may lend to, but not borrow from, the Utility Money Pool. LG&E Energy Services Inc. ("LG&E Services") will continue to act as the administrator of the Utility Money Pool.


__________________________
/41 E.ON NA may also form a wholly-owned special purpose subsidiary for purposes of lending funds to the Utility Money Pool and the U.S. Nonutility Money Pool.

          The U.S. Nonutility Money Pool includes the Nonutility Subsidiaries as borrowers from and lenders to the pool. E.ON, E.ON NA, Fidelia and LG&E Energy may lend to, but not borrow from, the U.S. Nonutility Money Pool. LG&E Services will continue to act as the administrator of the U.S. Nonutility Money Pool.


          The E.ON Nonutility Money Pool may include all E.ON Group companies as borrowers from and lenders to the pool, except E.ON, the Intermediate Companies, and the LG&E Energy Group companies./42 E.ON and the Intermediate Companies, however, may lend to, but not borrow from, the E.ON Nonutility Money Pool.

          The daily outstanding balance of all borrowings from the Utility Money Pool during any month will accrue interest at the rate, as published in the Wall Street Journal on the last business day of the prior calendar month for high grade 30-day commercial paper issued by major corporations and sold through dealers (the "WSJ Rate") plus an at-cost allocation of LG&E Services' cost of managing the money pool. The interest rate paid on loans to the Utility Money Pool would be the weighted average of the WSJ Rate earned on loans to pool participants and the interest rate earned by the pool on surplus deposits invested in high-quality short-term readily marketable instruments./43

          LG&E Services would continue to administer the Utility Money Pool on an "at cost" basis and maintain the records for the pool. The determination of whether a participant in a money pool has surplus funds to lend to such pool or should borrow from the pool would be made by each participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. No party would be required to effect a borrowing through a


______________________
/42 Some E.ON nonutility business subgroups operate a cash management system to manage cash efficiently within their respective subgroup. Such arrangements involve loans of the temporary cash surpluses of subgroup members to the subgroup parent and borrowings by subgroup members that have temporary cash deficits, all on a daily basis. Subgroup arrangements were authorized by the 2002 Order at 81, n. 101. To the extent the subgroup parent has a net cash surplus or net cash deficit for the subgroup in the aggregate, the subgroup parent would deposit funds with or borrow funds from the E.ON Nonutility Money Pool. Any E.ON subsidiary that is not part of a subgroup (excluding the LG&E Energy Group) could deposit funds with or borrow funds from the E.ON Nonutility Money Pool directly, as necessary. Viterra and its subsidiaries have a separate cash management system which does not deposit funds with or borrow from the E.ON Nonutility Money Pool. Applicants hereby request authorization to continue such subgroup cash management arrangements.
/43 Funds not required by the Utility Money Pool, the U.S. Nonutility Money Pool, or the E.ON Nonutility Money Pool to make loans (with the exception of funds required to satisfy each pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by a European or the U.S. Government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" by S&P or "P-1" by Moody's or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank deposits and certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

money pool if it is determined that it could (and had the authority to) effect a borrowing at a lower cost directly from banks or through the sale of its own commercial paper.

          The Utility Subsidiaries' borrowings from the Utility Money Pool would be counted against their overall short-term borrowing limits stated above. The U.S. Nonutility Money Pool will be operated on substantially the same terms and conditions as the Utility Money Pool. The E.ON Nonutility Money Pool is administered by E.ON Finance GmbH (formerly, Hibernia Industriewerte GmbH) pursuant to the terms of the Commission's order in Holding Co. Act Release No. 27788 (Dec. 29, 2003).

          6.   Acquisition, Redemption or Retirement of Securities

          The Applicants request authorization for each company in the E.ON Group other than EWGs, FUCOs and ETCs to acquire, redeem or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future from time to time during the Authorization Period./44 These transactions will be undertaken at either the competitive market prices for the securities or at the stated price for those securities, as applicable. The Utility Subsidiaries will acquire, retire or redeem securities only in accordance with Rule 42. The redemption or retirement of securities would be effected consistent with corporate law and state or national law applicable in the jurisdiction where the company whose securities are being acquired, retired or redeemed is organized and in accordance with any applicable financing covenants./45 See also Item 1.E.2.(a) hereof with respect to authorization of stock repurchases in connection with stock based plans and/or stock repurchase programs.

          7.   Financing Entities

          Applicants request authorization for the E.ON Group companies, except the EWGs, FUCOs and ETCs, to organize new or use existing corporations, trusts, partnerships or other entities (the "Financing Entities"), to finance the business of the respective founding company or its subsidiaries. A Financing Entity/46 would be used to finance the authorized or permitted businesses of its direct or indirect parent company ("Founding Parent"), including the businesses of the LG&E Energy Group, but in no event would a Financing Entity engage in prohibited upstream loans involving companies


____________________________

/44 Applicants also request authorization for Fidelia to acquire the debt securities of companies in the LG&E Energy Group at the stated prices for such securities, or in open market or negotiated transactions with unaffiliated third parties. Such authorization would facilitate the efficient refinancing of LG&E Energy Group debt.
/45 See, National Grid Group plc, Holding Co. Act Release No. 27490 (January 16,
2002) (authorizing Niagara Mohawk Holdings, Inc. and its nonutility subsidiaries to pay dividends or to acquire, retire or redeem their securities without restriction, to the extent permitted under applicable state and corporate law or applicable financing covenants).
/46 For tax reasons, a Financing Entity may have its own special purpose subsidiaries that are engaged in financing transactions. References to Financing Entities herein would include such special purpose subsidiaries which would be subject to the restrictions on Financing Entities set forth in this Application.

in the LG&E Energy Group./47 Financing Entities may issue any securities that the Founding Parent would be authorized to issue under the terms of this Application as authorized by the Commission, or Commission rule, regulation or order under the Act./48 Applicants also requests authorization to issue securities to a Financing Entity to evidence the transfer of financing proceeds by a Financing Entity to a company receiving financing. The terms of the securities issued to a Financing Entity would typically be designed to service the obligations of the Financing Entity under the securities that it has issued.

          As noted above, a Financing Entity would raise funds and finance the businesses of its Founding Parent company, or the subsidiaries thereof, as authorized and permitted under the Act. A Financing Entity would finance such companies on terms and conditions applicable to financings conducted by its parent as set forth in this Application or permitted by rule, regulation or order of the Commission.

          Securities issued by Financing Entities to third parties would count against issuance limits set forth in this Application that are applicable to the Founding Parent of the Financing Entity. To avoid double counting, securities or guarantees issued by the Founding Parent to the Financing Entity would not count against the Founding Parent's respective issuance limits./49

          Applicants also request authorization to enter into support or expense agreements ("Expense Agreement") with Financing Entities to pay the expenses of any such entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating the Financing Entity from its parent or another subsidiary for bankruptcy purposes, the ratings agencies may require that any Expense Agreement whereby the parent or subsidiary provides financing related services to the Financing Entity be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or subsidiary in the event of the bankruptcy of the parent or subsidiary without interruption or an increase of fees. Therefore, Applicants seek approval under Section 13(b) of the Act and Rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price but only for so long as such Expense Agreement established by the Financing Entity is in place./50


____________________
/47 Notwithstanding the foregoing, LG&E Energy may organize a Financing Entity to finance its business and may issue securities to such Financing Entity to evidence the transfer of financing proceeds by such Financing Company to LG&E Energy and LG&E Energy may enter into Expense Agreements for the benefit of such Financing Entity.
/48 For example, if a Financing Entity organized by E.ON issues long-term debt or preferred stock in a public offering, such securities would, when issued, be rated investment grade by a nationally recognized statistical rating organization.
/49 The authorization sought herein with respect to financing entities is substantially similar to prior Commission authorizations. See, e.g., the Powergen Order, New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998).
/50 See PECO Energy Co., Holding Co. Act Release No. 27483 (December 12, 2001).

          8.   Changes in Capital Stock of Subsidiaries

          The portion of an individual subsidiary's aggregate financing to be effected through the sale of stock to E.ON or other associate company during the Authorization Period under Rule 52 and/or under an order issued by the Commission cannot be ascertained at this time. The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such subsidiary. In addition, the subsidiary may choose to use capital stock with no par value.

          Applicants request authorization to change the terms of any subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by E.ON or other intermediate parent company; provided that the consents of all other shareholders, if required by applicable corporate law or the subsidiary's governing documents, have been obtained for the proposed change. This request for authorization will not affect the aggregate limits or other conditions contained herein. A subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Additional terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. E.ON will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements./51 In the event that proxy solicitations are necessary with respect to any corporate reorganization, Applicants state that they will seek Commission approvals as necessary under Section 6(a)(2) and 12(e) of the Act through the filing of a declaration.

          9.   Payment of Dividends Out of Capital or Unearned Surplus

          Applicants request authorization permitting each of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Intermediate Companies, and the LG&E Energy Group companies (excluding the Utility Subsidiaries), to continue to pay dividends with respect to its capital stock, from time to time through the Authorization Period, out of capital and unearned surplus to the extent permitted under the corporate law and state or national law applicable in the jurisdiction where each company is organized and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders./52 In addition, none of such companies will declare or pay


_______________________
/51 See e.g., FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29,
2001); and Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).
/52 The Commission has granted similar approvals to other registered holding company groups. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (Aug. 26, 1999).

any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. Further, with respect to LG&E Energy only, its dividends out of capital and unearned surplus would be limited to an aggregate amount not to exceed $600 million during the Authorization Period and at no time would any dividend out of capital or unearned surplus be paid if LG&E Energy's equity to total capitalization would be reduced to less than 30%./53

          E.ON anticipates that there will be situations in which one or more of its direct or indirect subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if a subsidiary were to sell stock of a subsidiary or assets to a third party for cash, the selling subsidiary would have substantial unrestricted cash available for distribution, but (assuming no profit on the sale) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Even under circumstances in which a subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it. In all these circumstances, the payment of dividends out of capital or unearned surplus is appropriate.

          10.  Nonutility Reorganizations

          Applicants request continued authority to restructure, consolidate or otherwise reorganize E.ON's nonutility holdings, including those in the LG&E Energy Group, from time to time as may be necessary or appropriate in the furtherance of the E.ON Group's authorized nonutility activities and to maintain and support investment in the E.ON TBD Subsidiaries pending divestiture./54 To effect any such consolidation or other reorganization, E.ON may wish to either contribute the securities of one nonutility subsidiary to another nonutility


____________________
/53 Authorization is requested for LG&E Energy to pay dividends out of capital or unearned surplus to permit the return of excess capital to E.ON from time to time when such capital is not needed for investments within the LG&E Energy Group. For example, the sale of nonutility businesses held in the LG&E Energy Group may result in surplus liquid capital at LG&E Energy. In the absence of sufficient retained earnings, such capital would be trapped at LG&E Energy and unavailable for productive uses elsewhere in the E.ON Group. The proceeds from the sale of businesses held directly or indirectly by LG&E Energy since March 2001 have been approximately $449 million. In addition, LG&E Energy's total common stock equity as of December 31, 2004 was $5.4 billion, and its retained earnings as of the same date were $370 million. LG&E Energy's ratio of equity to total capitalization is 52%. The proposed authorization for LG&E Energy to pay up to $600 million in dividends out of capital or unearned surplus (an amount equal to approximately 6% of the company's total capitalization) is reasonable and appropriate in light of the company's strong equity position, the proceeds from the recent sale of businesses and the company's commitment to maintain an equity to total capitalization ratio of no less than 30%.
/54 The authorization proposed in this section does not involve the Utility Subsidiaries or any future-acquired public utility subsidiaries in the E.ON Group.

subsidiary (including a newly formed Development Subsidiary, defined below) or sell (or cause a nonutility subsidiary to sell) the securities or all or part of the assets of one nonutility subsidiary to another one. Such transactions also may take the form of the acquisition, directly or indirectly, of the securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing nonutility subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements./55 In addition, in the event that proxy solicitations are necessary with respect to any corporate reorganization, Applicants will seek Commission approvals as necessary under Section 6(a)(2) and 12(e) of the Act through the filing of a declaration./56

          E.ON also requests authorization to acquire, directly or indirectly, the securities of one or more intermediate subsidiaries ("Development Subsidiaries") organized exclusively for the purpose of acquiring, financing, divesting and/or holding the securities of one or more existing or future nonutility subsidiaries. Development Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

          Restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the E.ON TBD Subsidiaries and the E.ON Group's existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the E.ON Group companies and/or the reincorporation of existing subsidiaries in a different jurisdiction. This would enable the E.ON Group to consolidate similar businesses, to participate effectively in authorized nonutility activities, and to position the E.ON TBD Subsidiaries appropriately for eventual sale without the need to apply for or receive additional Commission approval.

          Development Subsidiaries might be corporations, partnerships, limited liability companies or other entities in which E.ON, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. Development Subsidiaries would engage only in businesses to the extent the E.ON Group is authorized, whether by statute, rule, regulation or order, to engage in those businesses (including the businesses of the E.ON TBD Subsidiaries pending divestiture). E.ON

_________________________
/55 The Commission has authorized other registered holding companies to carry out future reorganizations of their non-utility businesses without further approval. See Columbia Energy Group, Inc., Holding Co. Act Release No. 27099 (Nov. 5, 1999); Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).
/56 Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
58, as applicable, may exempt many of the transactions described in this paragraph. Applicants would seek authorization under the Act for the sale or transfer of a nonutility subsidiary held by a FUCO to another company in the E.ON Group, unless the associate company's acquisition of the nonutility subsidiary being sold or transferred by the FUCO would otherwise be exempt under the Act, applicable rules such as Rule 58, or under an applicable prior Commission order.

commits that the reorganization authorization requested in this Application will not result in the entry by the E.ON Group into a new, unauthorized line of business./57

          Development Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 subsidiaries, Energy Related Subsidiaries (defined below), ETCs or other non-exempt nonutility subsidiaries. Development Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to the permitted businesses of the nonutility subsidiaries.

          Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage E.ON's investments in nonutility subsidiaries.

          A Development Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 subsidiary, Energy Related Subsidiary, ETC or other non-exempt nonutility subsidiary; (2) after the award of such a bid proposal, to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by E.ON and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of financial optimization or tax planning to limit E.ON's exposure to German, U.S. and foreign taxes; (7) to further insulate E.ON and its utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Development Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests,


________________________
/57 E.ON would limit its investment in the TBD Subsidiaries to an aggregate of USD 1.0 billion. As the Commission recognized in the 2002 Financing Order, E.ON requires authorization to continue to invest in the TBD Subsidiaries until they are divested because they must be maintained as going concerns and, in many cases improved, to position the businesses most appropriately for sale.

member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Development Subsidiaries. Funds for any direct or indirect investment in any Development Subsidiary will be derived from (1) financings authorized in this proceeding;
(2) any appropriate future debt or equity securities issuance pursuant to an applicable exemption or authorization obtained by E.ON from the Commission; and
(3) other available cash resources, including proceeds of securities sales by nonutility subsidiaries pursuant to Rule 52. To the extent that E.ON provides funds or guarantees directly or indirectly to or for the benefit of a Development Subsidiary that are used for the purpose of making an investment in any EWG, FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in E.ON's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable. To the extent E.ON provides funds or guarantees directly or indirectly to or for the benefit of a Development Subsidiary that are used for the purpose of making an investment in an Energy Related Subsidiary, as defined in Item 1.G., infra, the amount of such funds or guarantees will be counted against the applicable limit for such investments.

          To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Applicants request authorization for the Development Subsidiaries to provide management, administrative, project development and operating services to direct or indirect subsidiaries at cost in accordance with
Section 13 of the Act and the rules thereunder, including Rules 90 and 91. Applicants also propose, however, under certain circumstances to sell services and goods to subsidiaries of E.ON at fair market prices, under an exemption from the at-cost standard of section 13(b) of the Act and rules 90 and 91, when the E.ON subsidiary receiving the goods or services is:

     o a FUCO or foreign EWG that does not derive any income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

     o an EWG that sells electricity to nonassociate companies at market-based rates approved by the Federal Energy Regulatory Commission ("FERC");

     o a "qualifying facility" under PURPA that sells electricity to industrial or commercial customers for their own use at negotiated prices or to electric utility companies at their "avoided cost," as defined under PURPA;

     o a domestic EWG or "qualifying facility" that sells electricity to nonassociate companies at cost-based rates approved by FERC or a state commission; and

     o a Rule 58 subsidiary or any other authorized subsidiary that: (a) is partially owned, provided that the ultimate purchaser of the goods or services is not an associate public-utility company or an associate company that primarily provides goods and services to associate public-utility companies; (b) is engaged solely in the business of developing, owning, operating and/or providing goods and services to nonutility companies described in items (1) through (4), above; or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States./58

     F.   EWG and FUCO Subsidiaries

          The issuance of securities by E.ON for the purpose of financing any investment in an EWG or FUCO is subject to regulation under the Act./59 In the 2002 Order, the Commission authorized an aggregate EWG/FUCO investment by E.ON of up to USD 65 billion. This amount consisted of (i) an initial combined E.ON, Powergen and LG&E Energy aggregate investment in EWGs and FUCOs of USD 4.886 billion as of December 31, 2001, (ii) the proposed reinvestment of the sale proceeds of the TBD Subsidiary divestitures in an amount up to USD 35 billion, and (iii) an additional amount of EWG/FUCO proposed investment of up to USD 25 billion. In this application, E.ON seeks to continue that authorization.

          E.ON's aggregate EWG/FUCO investment as of December 31, 2004 is USD
23.466 billion. That level of investment reflects E.ON's strategy to become a leading global integrated energy and utility company. E.ON was formed in June 2000 as a result of the merger of German conglomerates VEBA AG and VIAG AG. That merger left E.ON with hundreds of subsidiaries in the energy, chemicals, real estate, oil, telecommunications and distribution/logistics businesses. At the time of its acquisition of Powergen, E.ON had determined to simplify its diversified businesses and to focus on the energy and utility business. Accordingly, the company began a dramatic process of transformation through the disposition of many non-core businesses and the reapplication of capital to core energy and utility businesses.

          For example, E.ON sold VEBA Oel AG, its oil, gas and petrochemical's business, Stinnes AG and Klockner & Co. AG, its distribution and logistics businesses, VAW aluminium AG, an aluminum producer, MEMC Electronic Materials Inc., a silicon wafer manufacturer, Bouygues Telecom, a wireless communications company, Schmalbach-Lubeca, a packaging manufacturer, and many other businesses. E.ON has also sold certain companies operating in the energy sector in connection with rationalizing its businesses or to satisfy regulatory requirements imposed in connection with the acquisition of additional energy assets, such as the Ruhrgas AG acquisition. For example, E.ON has sold Viterra Energy Services to enhance Viterra's focus on the real estate business in connection with positioning that company for eventual divestiture. E.ON also has sold its stakes in Bayerngas GmbH, EWE AG and Verbundnetz Gas AG


_________________________
/58 See National Fuel Gas Company, Holding Co. Act Release No. 27487 (December 31, 2001), Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999), and Rule 83.
/59 Under Sections 32 and 33 of the Act, E.ON may acquire the securities of an EWG or FUCO without prior authorization under the Act and an EWG or FUCO may issue and sell securities without restriction under the Act. Accordingly, E.ON and its FUCO subsidiaries are not requesting authorization in this Application with respect to such transactions.

("VNG") in connection with the divestment program imposed on E.ON by the ministerial permit for the acquisition of Ruhrgas AG. In the aggregate, from January 1, 2002 through December 31, 2004, E.ON estimates that it has received approximately EUR 22.7 billion (USD 30.7 billion) from divestitures made in connection with the transformation of E.ON's business into an integrated power and gas company.

          A large portion of these divestiture proceeds were re-deployed to additional investments in the energy and utility businesses in Europe. The most significant transaction was the acquisition of Ruhrgas AG, completed in March 2003. Other significant acquisitions include the acquisition of the retail business of TXU Energi and the acquisition of Midlands Electricity in the U.K., and several utilities in Central Europe, including majority interests in two regional Czech electric utilities, JME and JCE. In the aggregate, E.ON's direct and indirect investments in electric and gas utilities and related energy businesses outside the U.S. from the date of E.ON's registration under the Act on July 1, 2002 to December 31, 2004, total approximately EUR 17.1 billion (USD
23.2 billion). E.ON continues to be interested in pursuing the full range of external growth options in the electric and gas utility business, as and when attractive opportunities arise. See e.g., the investor presentation included in Exhibit E for an overview of some investment opportunities.

          E.ON now seeks authorization (i) to invest the proceeds from divestitures (including any completed divestitures as well as future divestitures), which may total approximately USD 35 billion, in EWG and FUCO investments;/60 and (ii) to finance additional investments in EWGs and FUCOs in an amount up to USD 25 billion, provided that during the authorization period E.ON's aggregate investment as determined under Rule 53 in EWGs and FUCOs would not exceed USD 65 billion (the "Aggregate EWG/FUCO Financing Limitation"). Accordingly, given E.ON's EWG and FUCO investment as of December 31, 2004, of USD 23.466 billion, the additional EWG and FUCO investments that may be made during the Authorization Period would not exceed USD 41.534 billion (the USD 65 billion proposed maximum aggregate investment less the USD 23.466 billion current aggregate investment).

          Because the timing of the receipt of divestiture proceeds will not always coincide with the opportunity to invest in additional EWG or FUCO assets, the authorization requested to reinvest divestiture proceeds would also include flexibility for E.ON to issue and sell up to USD 35 billion of securities to finance EWG and FUCO investments pending the receipt of divestiture proceeds ("Bridge Loans"), so that attractive investment opportunities could be pursued pending the ultimate receipt of divestiture proceeds. Upon the receipt of the divestiture proceeds, the Bridge Loans or debt securities with an equivalent principal amount would be retired, redeemed or otherwise paid down.61/ Any issuance of Bridge Loans would count against the E.ON


____________________________
/60 Although the proceeds of divestitures may be invested in EWGs and FUCOs they would not be limited to such uses and could be used to finance the activities of the E.ON Group generally, as authorized or permitted under the Act.
/61 Bridge Loans could be any combination of securities that E.ON is authorized to issue under the Act. The issuance of such securities would be subject to all the restrictions and commitments applicable to

External Financing Limit or the E.ON Short-term Limit, depending on the maturity of the Bridge Loans.

          1. Reinvestment of Proceeds from the Divestiture of Nonutility Businesses.

          E.ON requests authorization, during the Authorization Period, to continue to reinvest the proceeds of the divestitures of E.ON's existing businesses in eligible EWG and FUCO assets. Eligible FUCO assets include non-U.S. electric and gas utilities as well as energy-related and other functionally related activities such as water utility assets.

          The investment of divestiture proceeds in EWGs and FUCOs does not involve any additional commitment by E.ON to its non-U.S. businesses. Rather, the substance of the transactions is generally the Euro-for-Euro substitution of utility or energy-related investments for non-utility investments, and in some cases the disposition of certain energy-related investments and the acquisition of other energy-related investments as necessary to rationalize E.ON's overall business or to comply with regulatory requirements. Unlike the FUCO investments of U.S. holding companies, no part of the capital currently invested in E.ON's FUCO and non-utility operations was derived, directly or indirectly, from U.S. ratepayers.

          E.ON's diversified multi-utility portfolio enhances the stability of its energy and gas utility businesses by reducing the risk of any one operation. E.ON has substantial experience and expertise in managing a multi-utility portfolio, as reflected in its earnings from its foreign utility operations. Further, E.ON subjects its potential EWG and FUCO investments to careful scrutiny to minimize the risks associated with such investments. This risk review and management process accords with that outlined in the Commission's February 7, 2001 proposed rulemaking on foreign utility companies and with the practice of registered holding companies that have received similar authorization.

          E.ON maintains a corporate structure that separates its foreign operations, with the exception of the LG&E Energy Group's FUCO holdings, from its U.S. utility operations, insulating the latter from any adverse effects from FUCO investments. The organization of the U.S. utility activities under LG&E Energy reflects E.ON's intent to operate the U.S. utility business in a financially independent manner.

          E.ON commits not to seek to recover any FUCO losses from its Utility Subsidiaries or their customers. E.ON further commits not to issue additional debt

_____________________________________________________________________________

securities issuances by E.ON including E.ON's commitment to maintain a minimum equity capitalization ratio and E.ON's commitment to maintain an investment grade credit rating. In addition, E.ON has committed that prior to issuing debt, preferred securities or equity, E.ON will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets. Likewise, when E.ON is considering what securities to retire, redeem or otherwise pay down with divestiture proceeds it will employ a similar analysis with the objective of securing the most efficient capital structure consistent with sound financial practices and the capital markets.

securities to finance EWG or FUCO acquisitions if at the time of issuance E.ON's senior debt obligations are not rated investment grade by at least one of the major rating agencies (i.e., Standard & Poor's Corporation, Fitch Ratings and Moody's Investor Service), and, as provided in the Financing Parameters, E.ON commits to maintaining a capital structure in which common equity comprises at least 30% of its consolidated capitalization.

          2.   Compliance with Rule 53

          E.ON proposes to finance EWG and FUCO investments during the Authorization Period in an amount up to the Aggregate EWG/FUCO Financing Limitation. Rule 53 provides that, if each of the conditions of paragraph (a) is met, and none of the conditions of paragraph (b) is applicable, then the Commission may not make certain adverse findings under Sections 6, 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, E.ON will satisfy all of the conditions of Rule 53(a) except for clause (1).

          E.ON's aggregate investment (as defined in Rule 53(a)(1)) in EWGs and FUCOs as of December 31, 2004, was USD 23.466 billion. As of December 31, 2004, E.ON's "consolidated retained earnings/"62 calculated in accordance with Rule 53(a) were USD 24.771 billion. E.ON's aggregate investment represents approximately 94.7% of E.ON's "consolidated retained earnings." If additional EWG/FUCO investments up to the amount of the Aggregate EWG/FUCO Financing Limitation were made, the proposed aggregate investment of USD 65 billion would represent approximately 262% of E.ON's "consolidated retained earnings" calculated in accordance with Rule 53(a).

          Given that all the standards of Rule 53(a) cannot be satisfied, E.ON must establish its compliance with Rule 53(c). Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

     o will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

     o will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of the State commissions to protect such subsidiary or customers.

          In the 2002 Order the Commission concluded that E.ON, like other foreign registered holding companies, had significant existing FUCO investments, and


______________________
/62 "Consolidated retained earnings" is the average of consolidated retained earnings of E.ON as reported for 2004.

that given these pre-registration investments and a showing that the registered holding company system was financially sound, that the requirements of Rule 53(c) were satisfied. In several orders under Rule 53(c) issued to U.S. based registered holding companies (the "100% Orders"), the applicants sought relief from the safe-harbor requirements of Rule 53(a)(1)./63 The Commission found that the applicants in each of the 100% Orders had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount in excess of 50% of their respective consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. E.ON presents a similar analysis below.

                    (a) The Proposed Investments Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the E.ON System

          The use of proceeds from the issuance of debt and equity securities of E.ON to make additional investments in EWGs and FUCOs in amounts of up to the Aggregate EWG/FUCO Financing Limitation, and the issuance of, or provision for, guarantees in connection therewith by E.ON, will not have a "substantial adverse impact" on the financial integrity of the E.ON Group. This is demonstrated through analysis of historic trends in E.ON's consolidated capitalization ratios and retained earnings as well as consideration of E.ON's stringent review process for new investments.

          Capitalization Ratios. Aggregate investments in EWGs and FUCOs as described above would be a significant commitment of E.ON's capital, based on various key financial ratios but, nevertheless, appropriate given E.ON's strategy of refocusing its operations on the utility and energy business. The following table compares E.ON's proposed investment in an amount up to USD 65 billion and the EWG/FUCO investment amounts authorized for U.S. registered holding companies, and the foreign registered holding companies, National Grid Transco plc, Emera Inc. and Scottish Power plc. The table is for illustrative purposes only and is generally based on fiscal year 2003 information, except the market value information which is more recent, and the values shown for E.ON which are as of June 30, 2004.


___________________
/63 The Commission has previously analyzed the requirements of Rule 53(c) in connection with requests by a number of U.S. registered holding companies to exceed the so-called "50 percent limit" under Rule 53. See Southern Co. ("Southern"), Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 26653 (Jan. 24,
1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp. ("Cinergy"), Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company ("AEP"), Holding Co. Act Release No. 26864 (April 27, 1998); and New Century Energies ("NCE"), Holding Co. Act Release No. 26982 (Feb. 26, 1999), Cinergy Corp., Holding Co. Act Release No. 27190 (aggregate limit in EWGs and FUCOs of USD 1.58 billion consisting of its current investment of USD 580 million plus USD 1.0 billion additional); Entergy Corp., Holding Co. Act Release No. 27184 (June 13, 2000) (aggregate limit of USD 2.7 billion based on average retained earnings in 1999); KeySpan Corp., Holding Co. Act Release No. 27272 (Nov. 8, 2000); Exelon Corp., Holding Co. Act Release No. 27296 (Dec. 8, 2000) (aggregate investment of USD 4.0 billion).


Company              Authorized   Consolidated     Consolidated Net  Total         Market Value of
                     FUCO         Capitalization   Property Plant    Consolidated  Outstanding
                     Investment                    and Equipment     Assets        Common Stock
                     (billions)
Southern/64             $5.336          24.77%           20.49%         15.23%           21.83%
AEP/CSW65               $2.1             9.39%            9.53%          5.72%           15.35%
FirstEnergy/GPU/66      $5.0            24.17%           37.68%         15.19%           35.13%
Cinergy/67              $3.536          38.92%           36.73%         25.04%           47.01%
Xcel Energy/68           *               3.07%            2.70%          1.82%            5.08%
Entergy Corp./69        $4.5            26.65%           24.59%         15.76%           30.11%
Exelon/70               $7.0            25.21%           33.93%         16.69%           25.45%
KeySpan/ 71             $3.0            32.06%           33.73%         20.51%           45.86%
Average U.S.
Based                                   23.03%           24.92%         14.50%           28.23%
National Grid/72       $20.0            50.19%           47.34%         33.67%           74.75%
Emera73                 $2.64           96.94%          127.65%         88.83%          150.31%
Scottish Power/74       $4.68           25.67%           27.92%         18.42%           33.67%
Average Non-U.S.
Based                                   57.60%           67.64%         46.97%           86.25%
Average of Above                        32.46%           36.57%         23.35%           44.05%
E.ON                   $65.0            90.46%          191.29%         46.93%           137.69%

* Actual investments in FUCOs exceeds authorized FUCO investment limit of USD 369 million.

          Although the percentages shown in the table indicate that E.ON is on the high end of the range of precedent, the amount of EWG/FUCO investment authorization requested in this application is wholly consistent with prior Commission precedent under the 2002 Order. That precedent remains a valid basis for holding that the EWG/FUCO investment authorization should continue to be granted by the Commission in this case because E.ON remains profitable, well managed and financially sound. E.ON currently has, and has committed to maintain, its common stock equity (including minority interest) as a percentage of total capitalization, measured on a book value U.S. GAAP basis,


_________________________
/64 See Southern Co., supra note 63.
/65 American Elec. Power Co. Inc., Holding Co. Act Release No. 27186 (June 14,
2000).
/66 FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001), as modified by FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30,
2003).
/67 Cinergy Corp., Holding Co. Act Release No. 27400 (May 18, 2001).
68 Xcel Energy, Inc., Holding Co. Act Release No. 27494 (March 7, 2002).
/69 Entergy Corp., Holding Co. Act Release No. 27184 (June 13, 2000).
/70 Exelon Corp., Holding Co. Act Release No. 27830 (April 1, 2004).
/71 KeySpan Corp., Holding Co. Act Release No. 27776 (Dec. 18, 2003).
/72 National Grid Transco plc, Holding Co. Act Release No. 27898 (Sept. 30,
2004).
/73 Emera Inc., Holding Co. Act Release No. 27865 (June 30, 2004), as supplemented by Emera Inc., Holding Co. Act Release No. 27906 (October 29,
2004).
/74 Scottish Power plc, Holding Co. Act Release No. 27851 (May 28, 2004) (reserving jurisdiction over a request to increase the EWG/FUCO investment authorization to USD 12.5 billion.

at 30% or above. E.ON also has, and has committed to maintain, an investment grade senior unsecured long-term debt rating. With its increased focus on the energy and gas utility business and the completion of a substantial number of divestitures of diversified nonutility businesses, it can be argued that E.ON is now more financially sound and stable than it was at the time of the 2002 Order.

          Rule 53(b) Factors. It is noteworthy that none of the financial conditions described in Rule 53(b) is applicable. First, there has been no bankruptcy of any E.ON subsidiary company "having assets with book value exceeding an amount equal to 10 percent or more of consolidated retained earnings" in which a plan of reorganization has not been confirmed. Second, the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods.75 Third, in the past fiscal year, E.ON has not reported, on a consolidated basis, operating losses attributable to its direct or indirect investments in FUCOs. E.ON undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

          Other Indicators. Other financial indicators also show the financial strength of E.ON. For example, E.ON's net income for the year ended December 31, 2004 was EUR 4,339 million. Similarly, E.ON's basic earnings per share from continuing operations for the same period was EUR 6.62. E.ON's dividend rate for the year ended December 31, 2004 was EUR 2.35 per share. In comparison to E.ON's basic earnings per share from continuing operations of EUR 6.62 for the year ended December 31, 2004, the dividend payout ratio is 35.5%. In comparison to E.ON's basic earnings per share from net income of EUR 6.61 for the year ended December 31, 2004, the dividend payout ratio is 35.6%. These figures demonstrate that E.ON is operating conservatively and that much of its earnings are reinvested in operations.

          E.ON's Review Process for New Investments. Another aspect of the Commission's inquiry into the proposed EWG/FUCO financing focuses on whether risks associated with the foreign utility businesses could adversely affect the financial stability of the system. In this regard, E.ON's successful operation of an international electric and gas utility business indicates that E.ON has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations. In addition, E.ON utilizes a stringent review process to assess the risks associated with new investments, including EWGs and FUCOs, to provide a framework for managing investment decisions and to establish minimum requirements for the investment process, so that decisions are made in a consistent, informed and controlled environment.

_________________________
/75 Although Rule 53 specifies quarterly periods, E.ON is not required to prepare accounts with this frequency.

                    (b) The Proposed Transactions Will Not have an Adverse Impact on Any U.S. Utility Subsidiary, Any Customers of a U.S. Utility Subsidiary, or on the Ability of the State Public Utility Commissions to Protect Such Customers

          E.ON's request for authorization to make investments in EWGs and FUCOs in amounts up to the Aggregate EWG/FUCO Financing Limitation will not have an "adverse impact" on the Utility Subsidiaries, their respective customers, or on the ability of the relevant state commissions to protect the Utility Subsidiaries or their customers. This is well supported by: (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analyses of the Utility Subsidiaries' financial integrity (including ability of the Utility Subsidiaries to issue senior securities); and (iii) the effectiveness of state commission oversight.

          E.ON's investments in EWGs and FUCOs are and will continue to be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which E.ON owns any interest, except in the case of EEI, an EWG subsidiary of KU. Any losses that may be incurred by E.ON's EWGs and FUCOs will have no effect on domestic rates of any Utility Subsidiary. E.ON commits not to seek recovery in retail rates of the Utility Subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

          Moreover, to the extent that there may be indirect impacts on the Utility Subsidiaries from E.ON's EWG or FUCO investments through effects on E.ON's capital costs, the state commissions regulating the Utility Subsidiaries can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to ratepayers.

          E.ON will comply with the requirements of Rule 53(a)(3) regarding limiting the use of the Utility Subsidiaries' employees to provide services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the FUCOs currently held by E.ON will be largely performed by the personnel of E.ON's FUCO subsidiaries, by their respective subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys). Accordingly, E.ON's need for the support of personnel provided by the Utility Subsidiaries is expected to be very minimal. E.ON also will comply with the other conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding the provision of EWG and FUCO-related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

          E.ON also will seek to comply with Rule 53(a)(2)(ii), which requires each majority-owned FUCO subsidiary of a registered holding company to maintain its books, records and financial statements in conformity with U.S. GAAP and requires the registered holding company to provide the Commission with access to such books and records. E.ON UK Holding, E.ON Nordic Holding and E.ON Ruhrgas Holding will provide their financial statements to the Commission in accordance with local GAAP or International Accounting Standards ("IAS") with reconciliations of material variations from U.S. GAAP. E.ON's other majority-owned FUCOs will provide their financial statements to the Commission in U.S. GAAP or in accordance with IAS with reconciliations of material variations from U.S. GAAP. With respect to each non-majority owned FUCO subsidiary, E.ON will endeavor to comply with Rule 53(a)(2)(iii), which requires either U.S. GAAP books, records and financial statements or, upon request, for E.ON to provide a description and quantification of material variations from U.S. GAAP if another comprehensive body of accounting principles is followed.

          Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. As shown in the capitalization and credit ratings tables above in Item 1.C.2., the Utility Subsidiaries are in good financial health. The expectation of continued strong credit ratings by the Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

          Additional investments in EWGs and FUCOs will not have any negative impact on the Utility Subsidiaries' ability to fund operations and growth. Present projections indicate that the Utility Subsidiaries will continue to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings for the next two years. Moreover, due to their credit ratings the Utility Subsidiaries should be able to access the capital markets as needed.

          The three state commissions having jurisdiction over the Utility Subsidiaries, namely, Kentucky, Virginia, and Tennessee (collectively, "State Commissions") have indicated in letters to the Commission that they are able to protect utility customers within their respective states./76 As set forth in such letters, the State Commissions have not opposed E.ON's existing authorized level of investment in EWGs and FUCOs, which levels are consistent with the authorizations herein requested./77


________________________
/76 See letters to Catherine A. Fisher, Assistant Director, Office of Public Utility Regulation, from Martin J. Huelsman, Chairman, Commonwealth of Kentucky Public Service Commission (dated February 4, 2002); from K. David Waddell, Executive Secretary, Tennessee Regulatory Authority (dated February 4, 2002); and from Philip R de Haas, Counsel to the Commission, Commonwealth of Virginia State Corporation Commission (dated February 8, 2002).
/77 Section 33(c)(2) provides that the State Commissions may make recommendations to the Commission regarding a registered holding company's relationships to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.

Additionally, as noted above, the State Commissions will have the authority to make adjustments in a Utility Subsidiary's cost of capital to take into account any negative effect from E.ON's investments in EWGs and FUCOs. For all these reasons, the State Commissions will have adequate authority to protect the Utility Subsidiaries' ratepayers from any adverse effect associated with E.ON's investments in EWGs and FUCOs.

     G.   Energy Related Subsidiaries

          E.ON conducts various businesses outside the U.S. that, but for their source of revenues would qualify as "energy-related" or "gas-related" under Rule
58. The Commission has, however, found that certain energy-related activities that would otherwise constitute energy-related companies under Rule 58 but for their operations outside the U.S. could be conducted internationally by registered holding company systems./78

          E.ON has, for the past several years, engaged in a significant program of divestiture of its non-utility businesses. E.ON expects to receive within the next two years additional proceeds from business divestitures that, together with the proceeds of sales already made, amount to approximately USD 35 billion./79 E.ON proposes to continue to invest some or all of the divestiture proceeds to build its existing businesses, and to acquire additional interests in EWGs and FUCOs and permitted non-utility businesses located primarily outside of the United States. Accordingly, E.ON requests authorization to acquire and to invest up to USD 10 billion during the Authorization Period in the following non-utility businesses (the "Energy Related Subsidiaries") without regard to the source of their revenues:

     o energy management services and other energy conservation related businesses,

     o    the maintenance and monitoring of utility equipment,

     o    the provision of utility related or derived software and services,

     o engineering, consulting and technical services, operations and maintenance services,

     o brokering and marketing electricity and other energy commodities and providing services such as fuel management, storage and procurement,

______________________________
/78 EUA Cogenex Corp., Holding Co. Act Release No. 26741 (July 15, 1997) (authorizing EUA Cogenex Corporation and EUA Cogenex-Canada, Inc., both subsidiaries of the U.S. public utility holding company Eastern Utilities Associates, to organize a Canadian subsidiary engaged in a range of energy conservation-related business activities); Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (authorizing retention of Xenergy Canada, Inc., a company providing utility related software services); Cinergy Corp, Holding Co. Act Release No. 26662 (February 7, 1997) (authorizing Cinergy Solutions to market energy-related services on a domestic and international basis).
/79 The estimate is for the period January 1, 2002 to July 1, 2007.

     o oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and related or incidental activities./80

     H.   Reporting Requirements

          Applicants propose to continue to provide Rule 24 certificates on a semiannual basis. The Rule 24 certificates will be provided to the Commission within 180 days after the end of E.ON's fiscal year and within 90 days of the end of its second fiscal quarter and will contain the following information:

     1. The sales of common stock, preferred securities or equity-linked securities by E.ON, and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the reporting period, for each type of issued securities (common stock, preferred securities or equity-linked securities).

     2. If E.ON common stock has been transferred to a seller as consideration for the assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

     3. The amount of guarantees issued during the reporting period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

     4. The amount and terms of any E.ON indebtedness issued during the reporting period which shall also separately show the amount of indebtedness issued during the Authorization Period.

     5. E.ON's "aggregate investment," as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of E.ON's consolidated retained earnings, a calculation of the amount remaining under the EWG/FUCO investment authorization, and a description of significant EWG/FUCO investments during the reporting period.

     6. A list showing the current "aggregate investment" under Rule 53, for each major FUCO market group and other EWG/FUCO holdings.

     7. The ratio of investment in EWGs/FUCOs to E.ON's total consolidated capitalization, the market to book ratio of E.ON's common stock, and an analysis of the growth in consolidated retained earnings, segregating total earnings growth attributable to EWG/FUCO investments from that attributable to other businesses of E.ON.


_________________________
/80 See Emera Inc., Holding Co. Act Release No. 27865 (June 30, 2004).

     8. Revenues and adjusted EBIT (earnings before interest and taxes), as reported by E.ON in its Form 20-F, for each FUCO market group for the six or twelve months ending as of the end of the reporting period, as appropriate.

     9. A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

     10. The amount and terms of any short-term debt issued by any Utility Subsidiary, including the net money pool balances in the Utility Money Pool as of the end of the reporting period. In addition, a list of the deposits and withdrawals of each company participating in the Utility Money Pool during the reporting period will be available to the staff of the Commission upon request.

     11. The amount of any dividends paid out of capital and unearned surplus by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Intermediate Companies, and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company.

     12. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of E.ON, LG&E Energy, LG&E and KU.

     13. A list of borrowings by LG&E Energy Group companies from associated companies outside the LG&E Energy Group, as of the end of the reporting period. Information regarding the benchmarking process for each such borrowing, including quotes from at least three other sources of funds (with rates and terms) and demonstrating how the Best Rate Method was applied to such borrowings will be available to the staff of the Commission upon request.

     14. If any consolidated company is a Variable Interest Entity ("VIE"), as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, E.ON will provide a description of the nature, purpose, size and activities of the VIE in the notes of E.ON's Annual Report on Form 20-F.

     15. As applicable, all amounts shall be expressed in U.S. dollars and shall be presented in accordance with U.S. GAAP or the reconciliation requirements of Form 20-F.

          Applicants also propose that such certificates, which will include information with respect to all securities issuances that are exempt under Rule 52, be in lieu of any separate certificates required on Form U-6B-2 pursuant to Rule 52.

          E.ON will also continue to provide the following supplemental information in its annual Form U5S filing:

     1. The amount of any tax credit or loss carryover generated during the preceding taxable year by E.ON US Investments: (a) as a result of interest expense on indebtedness incurred in connection with the acquisition of LG&E Energy, or (b) as the result of any other item of cost or expense;

     2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of E.ON US Investments' interest costs and any assumptions used in the calculation;

     3. A description of how any funding is effected through all Intermediate Companies;

     4. A description of the amount and character of any payments made by each Intermediate Company to any other E.ON Group company during the reporting period; and

     5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S.

          Applicants shall file a report with the Commission within five business days (in Germany) after the occurrence of any of the following:

     1. A 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last semi-annual reporting period for E.ON, LG&E Energy or either of the Utility Subsidiaries or the capitalization of any of those companies falls below 30% common stock equity. 2. E.ON or either of the Utility Subsidiaries defaults on any debt obligation in principal amount equal to or exceeding USD 10 million if the default permits the holder of the debt obligation to demand repayment.

     3.   Any event described in Rule 53(b) under the Act.

     4. A nationally recognized statistical ratings organization has downgraded the senior debt ratings of E.ON or either of the Utility Subsidiaries by one full rating level (e.g., from A to BBB); or

     5. Any event that would have a material adverse effect on the ability of E.ON or any of its subsidiaries to comply with any condition or requirement in the Commission order granting this Application on an ongoing basis.

The report shall describe all material circumstances giving rise to the event.

Item 2. Fees, Commissions and Expenses

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application are estimated not to exceed USD 45,000. Fees, commissions and expenses paid in connection with any specific financing transaction will be within the limit set forth in Item 1.C.2 above.

Item 3. Applicable Statutory Provisions

          The proposed transactions are subject to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d) and 13(b) of the Act and Rules 20, 26, 42, 43, 45, 46, 52,
53, 87 and 90 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4. Regulatory Approvals

          LG&E is subject to regulation by the Kentucky Public Service Commission (the "Kentucky Commission"). KU is subject to regulation by the Kentucky Commission, the Virginia State Corporation Commission (the "Virginia Commission") and the Tennessee Regulatory Authority (the "Tennessee Commission" and, together with the Kentucky Commission and the Virginia Commission, the "State Commissions"). All three State Commissions must approve the issuance of long-term debt, but do not regulate the issuance of short-term debt, whether or not such short-term debt is secured or unsecured. None of the states separately regulate the granting of liens on the assets of the public utility company. The Virginia Commission, however, must approve affiliate transactions involving utilities.

          Most recently, pursuant to an order issued on September 21, 2004, the Virginia Commission approved the participation of KU in the Utility Money Pool.

          Pursuant to an order issued on April 14, 2003, as clarified in an order dated April 30, 2003, the Kentucky Commission authorized LG&E to obtain up to USD 300 million in secured intercompany loans from Fidelia. Pursuant to an order issued on April 14, 2003, as clarified in an order dated April 30, 2003, the Kentucky Commission authorized KU to obtain up to USD 250 million in secured intercompany loans from Fidelia. The Virginia Commission authorized the issuance by KU of up to USD 250 million of secured long-term debt to its affiliate, Fidelia, in an order dated April 10, 2003. Similarly, on April 7, 2003, the Tennessee Commission authorized KU to borrow from Fidelia up to USD 250 million on a secured basis.

          No other state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application.

Item 5. Procedure

          E.ON respectfully requests that the Commission issue a notice of the transaction proposed herein forthwith and issue an order granting and permitting this Application to become effective by May 24, 2005 so that the order is issued in advance of the expiration of financing authority on May 31, 2005.

          Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the proposed transactions and consent to the Division of Investment Management's assistance in the preparation of the

Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

Exhibits
--------

A    List of Additional E.ON Subsidiaries to which this Application Applies.

B-1  Opinion of Counsel

B-2  Past Tense Opinion of Counsel.*

C    Form of Notice.

D E.ON Annual Report on Form 20-F for the year ended December 31, 2004 filed on EDGAR in SEC File No. 001-14688 on March 10, 2005.

E    E.ON Investor Presentation, May 2005.

Financial Statements
--------------------

FS-1 Consolidated Balance Sheet and Statement of Income of E.ON for the year ended and as of December 31, 2004, incorporated by reference to E.ON AG's Annual Report on Form 20-F (SEC File No. 001-14688, filed March 10, 2005).

FS-2 Consolidated Balance Sheet and Statement of Income of Louisville Gas and
     Electric Company for the year ended December 31, 2004, incorporated by reference to Louisville Gas and Electric Company's Annual Report on Form 10-K (SEC File No. 001-02893, filed March 30, 2005).

FS-3 Consolidated Balance Sheet and Statement of Income of Kentucky Utilities
     Company for the year ended December 31, 2004, incorporated by reference to Kentucky Utility Company's Annual Report on Form 10-K (SEC File No. 001-03464, filed March 30, 2004).

FS-4 E.ON AG Consolidated Cash Flow Projections (confidential treatment requested).

FS-5 LG&E Energy LLC Consolidated Financial Statements as of and for the year ended December 31, 2004 (confidential treatment requested).

*    To be filed by amendment.

Item 7. Information as to Environmental Effects

          The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq.

No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of each Applicant is limited to the information provided herein relating to such Applicant and the relief requested by such Applicant in the Application-Declaration.


Date:  May 30, 2005         E.ON AG, on its behalf and for the benefit of the
                            direct and indirect nonutility subsidiaries of E.ON
                            AG listed on Exhibit A hereto.

                            By: /s/ Dr. Erhard Schipporeit
                                --------------------------
                            Name:  Dr. Erhard Schipporeit
                            Title: Member of the Board of Management
                                    and Chief Financial Officer

                            By: /s/ Karl-Heinz Feldmann
                                -----------------------
                            Name:  Karl-Heinz Feldmann
                            Title: Senior Vice President Legal Affairs
                                    and General Counsel

Date:  May 30, 2005         E.ON US Holding GmbH

                            By: /s/ Michael C. Wilhelm
                                ----------------------
                            Name: Michael C. Wilhelm
                            Title: Executive Director

                            By: /s/ Heinrich Montag
                                -------------------
                            Name: Heinrich Montag
                            Title: Executive Director

Date:  May 27, 2005         E.ON US Investments Corp.

                            By: /s/ John R. McCall
                                -------------------
                            Name: John R. McCall
                            Title: Vice President and Secretary

Date:  May 27, 2005         LG&E Energy LLC

                            By: /s/ John R. McCall
                                -------------------
                            Name: John R. McCall
                            Title: Executive Vice President, General Counsel and Corporate Secretary

Date:  May 27, 2005         Louisville Gas and Electric Company

                            By: /s/ John R. McCall
                                -------------------
                            Name: John R. McCall
                            Title: Executive Vice President, General Counsel and Corporate Secretary

Date:  May 27, 2005         Kentucky Utilities Company

                            By: /s/ John R. McCall
                                -------------------
                            Name: John R. McCall
                            Title: Executive Vice President, General Counsel and Corporate Secretary

                                  Exhibit Index


     E    E.ON Investor Presentation, May 2005.






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